SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 15, 2001

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media release

For immediate release	15 May 2001

UBS reports results for first quarter 2001:

Net profit after tax CHF 1,579 million

UBS reports a net profit after tax of CHF 1,579 million for the first quarter 2001, down 29% compared to the first quarter 2000, or 19% excluding the goodwill impact of the PaineWebber merger. Business units performed well, despite less favourable economic and market conditions. Clients invested more than CHF 21 billion in net new money.

   Zurich/ Basel, 15 May 2001 — In the first quarter 2001, UBS achieved a net profit after tax of CHF 1,579 million. This represents a decline of 29% over the buoyant first quarter 2000, or 19% excluding the goodwill impact of the PaineWebber acquisition, and a decrease of 3% on the preceding quarter, once adjusted for significant financial events1
   “Our businesses performed encouragingly this quarter, with resilient income and well-controlled costs, despite the weakening equity markets and the industry-wide slow down in investment banking,” commented Luqman Arnold, President of the Group Executive Board.
   With strong trading performance, and fees and commissions accounting for more than half the Group’s revenue, operating income was resilient, up 8% from first quarter 2000.
   Tight cost control had a significant influence on the results. Costs in both the Private and Corporate Clients and Private Banking units were lower than for any quarter last year. In UBS Warburg’s Corporate and Institutional Clients business unit both the compensation/income ratio and the cost/income ratio were at the same level as the first quarter last year. For the whole Group, non-personnel expenses fell quarter-on-quarter, despite a full quarter’s costs from UBS PaineWebber.
   Net new money in the private client units (Private Banking and Private Clients) was CHF 11 billion in the quarter, up from CHF 5 billion in fourth quarter 2000. Net new money for the Group was more than CHF 21 billion, the best quarterly result reported since the UBS/ SBC merger. All business units posted healthy inflows despite declining markets and weakening investor confidence in the US. Total invested assets decreased by less than 1% during the quarter to CHF 2,438 billion.
   In the private equity portfolio, deteriorating asset quality led to write-downs of investments, which combined with poor conditions for divestments to produce a loss of CHF 282 million in UBS Capital. UBS Capital expects to show a profit over the remainder of the year.

Performance against Group Financial Targets:

Pre-goodwill and adjusted for significant financial events:

–	Annualized return on equity was 17.6%, below the exceptional level of the first quarter of 2000 but within the target range of 15-20%.

–	Basic earnings per share decreased 26% to CHF 4.49 from CHF 6.04.

–	The cost/income ratio rose to 73.9% from 66.5% in first quarter 2000, and 73.0% in fourth quarter 2000, reflecting the influence of the relatively high cost/income ratio typical of UBS PaineWebber’s business.

1  Significant Financial Events: There were no significant financial events in first quarter 2001 or first quarter 2000. Fourth quarter 2000 saw two significant financial events: – UBS’s previously established liability for the US Global Settlement regarding World War II related claims was offset by CHF 50 million pre-tax, as a result of contributions from Swiss industrial companies. – UBS recorded a CHF 290 million pre-tax restructuring charge relating to the integration of PaineWebber into UBS.

Strategic Initiatives

Private Banking

Implementation of the new European wealth management strategy is well underway. Integrated management structures are in place for each region, the buildup of client advisor numbers is on track, and the projects to upgrade products, training, marketing and technology for the new businesses are on target, bringing together the expertise of UBS PaineWebber and Private Banking.

UBS PaineWebber

The early introduction of the UBS PaineWebber brand was made possible by the extremely positive reception for the merger from PaineWebber staff and the smooth progress of integration. The decision to implement the new brand was supported by requests from UBS PaineWebber financial advisors, who wanted to emphasize to their clients the advantages in scope, scale and access to global resources brought by UBS PaineWebber’s new place in the UBS Group.

Investment banking

UBS Warburg has enhanced both its capabilities and performance in corporate finance, with involvement in four out of the seven largest global mergers and acquisitions deals announced in the first quarter. The integration of PaineWebber has delivered an outstanding hiring platform in the US, allowing the bank to take selective advantage of hiring opportunities.

Outlook

Prospects for global economies are uncertain, although conditions in Switzerland continue to be healthy. At Group level, UBS does not see the potential for 2001 to outperform 2000. Nevertheless, the resilience of core businesses so far this year has been encouraging.

   “Our businesses are showing themselves to be more and more competitive and are well positioned to respond positively to improving market conditions,” commented Luqman Arnold.

UBS Group
Financial Highlights

UBS Group Financial Highlights

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Income statement key figures
Operating income	10,067	9,300	9,357	8	8
Operating expenses	7,872	7,364	6,449	7	22
Operating profit before tax	2,195	1,936	2,908	13	(25)
Net profit	1,579	1,449	2,216	9	(29)
Cost / income ratio (%) [1]	77.2	78.4	68.0
Cost / income ratio before goodwill (%) [1,2]	73.9	75.6	66.5

Per share data (CHF)
Basic earnings per share	3.72	3.39	5.66	10	(34)
Basic earnings per share before goodwill [2]	4.49	4.02	6.04	12	(26)
Diluted earnings per share	3.31	3.34	5.61	(1)	(41)
Diluted earnings per share before goodwill [2]	4.06	3.95	5.98	3	(32)

For the period	3M01	12M00	3M00

Return on shareholders’ equity (%)
Return on shareholders’ equity [3]	14.5	21.5	31.1
Return on shareholders’ equity before goodwill [2,3]	17.6	23.4	33.2

				% change from
CHF million, except where indicated
As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Balance sheet key figures
Total assets	1,216,852	1,087,552	980,916	12	24
Shareholders’ equity	43,380	44,833	29,322	(3)	48
Market capitalization	106,078	112,666	92,316	(6)	15

BIS capital ratios
Tier 1 (%)	10.2	11.7	11.0	(13)	(7)
Total BIS (%)	14.0	15.7	14.5	(11)	(3)
Risk-weighted assets	286,885	273,290	277,841	5	3

Invested assets (CHF billion)	2,438	2,452	1,766	(1)	38

Headcount (full time equivalents) [4]	71,080	71,076	48,157	0	48

Long-term ratings
Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa1	Aa1	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings Adjusted for Significant Financial Events 5

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Operating income	10,067	9,300	9,357	8	8
Operating expenses	7,872	7,124	6,449	10	22
Operating profit before tax	2,195	2,176	2,908	1	(25)
Net profit	1,579	1,634	2,216	(3)	(29)

Cost / income ratio before goodwill (%) [1,2]	73.9	73.0	66.5
Basic earnings per share before goodwill (CHF) [2]	4.49	4.45	6.04	1	(26)
Diluted earnings per share before goodwill (CHF) [2]	4.06	4.38	5.98	(7)	(32)

	3M01	12M00	3M00

Return on shareholders’ equity before goodwill (%) [2,3]	17.6	24.3	33.2

1  Operating expenses/operating income before credit loss expense. 2 The amortization of goodwill and other intangible assets is excluded from the calculation. 3 Annualized Net profit/average shareholders’ equity excluding dividends. 4 The Group headcount does not include the Klinik Hirslanden AG headcount of 2,062, 1,839 and 1,853 for 31 March 2001, 31 December 2000 and 31 March 2000, respectively. 5 Details of significant financial events can be found in the Group Review.

Fourth quarter 2000 figures include the impact of the acquisition of PaineWebber, which occurred on 3 November. 31 March 2000 figures do not include Paine Webber.

Results of the business groups

UBS Switzerland

Private and Corporate Clients recorded its best ever quarter with net profit before tax of CHF 540 million, up 6% from fourth quarter 2000. Revenues were down slightly from fourth quarter, but costs were lower than in any quarter last year, reflecting the continued impact of efficiency projects and the benefits of the UBS/ SBC merger. Net new money inflows of CHF 3.2 billion were recorded during the quarter.
   Private Banking’s profits remain healthy, up 14% compared to fourth quarter 2000 at CHF 780 million, with income dropping only marginally and costs at a twelve-month low. Net new money strengthened to CHF 3.9 billion, from CHF 0.2 billion in fourth quarter.

UBS Asset Management

   UBS Asset Management’s pre-tax profit recovered to CHF 52 million, from CHF 36 million in fourth quarter 2000. Thanks to its successful relative investment performance, the business group attracted net new money of CHF 7.4 billion, the first overall net inflow since 1998.
   Institutional new money outflows continued to moderate this quarter, totaling CHF 3.3 billion compared to CHF 6.9 billion last quarter. UBS Asset Management recorded net new money inflows in its US institutional business. Phillips and Drew’s flagship fund was the only one in its peer group to record a positive return over the last 12 months.
   Invested assets in mutual funds increased from CHF 319 billion at 31 December 2000 to CHF 332 billion at 31 March 2001. Net new money inflows of CHF 10.7 billion during the first quarter reflected US investors’ increased appetite for money market investments provided by Brinson Advisors, and strong net new money growth in European-registered equity funds.

UBS Warburg

   UBS Warburg’s Corporate and Institutional Clients business unit reported very strong results with a pre-tax profit of CHF 1,325 million, down only 8% from the record results achieved in the exceptional markets of first quarter last year, while increasing 40% from fourth quarter 2000. Market volatility led to strong trading performance, with particularly good returns in fixed income.
   UBS Warburg’s Private Clients business unit, based on the UBS PaineWebber franchise, was relatively unaffected by the continued downturn in US equity markets, with profits and revenues running ahead of the fourth quarter. Pre-tax profit totaled CHF 123 million. Net new money for first quarter 2001 was CHF 6.8 billion, compared to CHF 4.9 billion in fourth quarter 2000.

UBS

Media release available as a pdf-download at www.ubs.com
   Further information on UBS’s quarterly results is available at www.ubs.com/ Investor-relations:

–	1Q2001 Report (pdf and interactive version)
–	1Q2001 Results slide presentation
   Webcast: The results presentation by Luqman Arnold, President, UBS AG, will be webcast live via www.ubs.com at the following time on Tuesday, 15 May:

–	0900 CET
–	0800 BST
–	0300 EDT
–	Webcast playback will be available from 1400 CET on Tuesday, 15 May, with a bookmarked version available the following day.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy and the implementation of a new business model for UBS Capital, and other statements relating to our future business development and economic performance.
While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments and (7) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2000. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as result of new information, future events, or otherwise.

Results from the business groups

Reporting by Business Group1

			UBS Asset
CHF million	UBS Switzerland		Management		UBS Warburg		Corporate Center		UBS Group
For the 3-month period ended	31.3.01	31.3.00	31.3.01	31.3.00	31.3.01	31.3.00	31.3.01	31.3.00	31.3.01	31.3.00

Income	3,494	3,793	519	482	6,038	5,224	152	(17)	10,203	9,482
Credit loss expense[2]	(185)	(232)	0	0	(39)	(75)	88	182	(136)	(125)

Total operating income	3,309	3,561	519	482	5,999	5,149	240	165	10,067	9,357

Personnel expenses	1,221	1,347	252	202	3,721	2,839	79	134	5,273	4,522
General and administrative expenses	625	602	139	96	1,092	680	21	53	1,877	1,431
Depreciation	133	134	11	10	170	131	80	73	394	348
Amortization of goodwill and other intangible assets	10	36	65	65	248	35	5	12	328	148

Total operating expenses	1,989	2,119	467	373	5,231	3,685	185	272	7,872	6,449

Business unit performance before tax	1,320	1,442	52	109	768	1,464	55	(107)	2,195	2,908
Significant financial events									0	0
Tax expense									548	666

Net profit before minority interests									1,647	2,242
Minority interests									(68)	(26)

Net profit									1,579	2,216

1  All periods have been restated to reflect the current business structure of the Group. 2 In management accounts, statistically derived adjusted expected credit loss rather than the IAS actual net credit loss expense is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 136 million for the three-month period ended 31 March 2001 (CHF 125 million for the three-month period ended 31 March 2000) is as follows: UBS Switzerland CHF 14 million (CHF 16 million), UBS Warburg CHF 122 million (CHF 109 million).

Invested Assets

				Net new
				money[1]
CHF billion	31.3.01	31.12.00	% Change	1Q01

UBS Group	2,438	2,452	(1)

UBS Switzerland
Private and Corporate Clients	337	345	(2)	3
Private Banking	690	691	0	4

UBS Asset Management
Institutional funds	305	323	(6)	(3)
Mutual funds	332	319	4	11

UBS Warburg
Private Clients	773	773	0	7
UBS Capital	1	1	0

1  Excludes interest and dividend income.

See page 11 of First Quarter 2001 Report for detail of the new definition for invested assets

Results from the Group
financial accounts

UBS Group Income Statement

	Quarter ended			% change from

CHF million, except per share data	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Operating income
Interest income	14,565	15,186	11,397	(4)	28
Interest expense	(12,607)	(13,213)	(9,308)	(5)	35

Net interest income	1,958	1,973	2,089	(1)	(6)
Credit loss expense	(136)	(95)	(125)	43	9

Net interest income after credit loss expense	1,822	1,878	1,964	(3)	(7)

Net fee and commission income	5,089	5,003	4,079	2	25
Net trading income	3,060	1,916	2,978	60	3
Other income	96	503	336	(81)	(71)

Total operating income	10,067	9,300	9,357	8	8

Operating expenses Personnel	5,273	4,424	4,522	19	17
General and administrative	1,877	2,088	1,431	(10)	31
Depreciation and amortization	722	852	496	(15)	46

Total operating expenses	7,872	7,364	6,449	7	22

Operating profit before tax and minority interests	2,195	1,936	2,908	13	(25)

Tax expense	548	442	666	24	(18)

Net profit before minority interests	1,647	1,494	2,242	10	(27)

Minority interests	(68)	(45)	(26)	51	162

Net profit	1,579	1,449	2,216	9	(29)

Indicative USD conversions —
Adjusted results

Key results1

	1Q01		4Q00
1st Quarter 2001
	CHF	Approx. USD	CHF	Approx. USD

Net profit	1.579bn	0.940bn2	1.634bn	0.967bn4
Total operating income	10.067bn	5.992bn2	9.300bn	5.503bn4
Basic EPS before goodwill	4.49	2.67[2]	4.45	2.63[4]
Diluted EPS before goodwill	4.06	2.42[2]	4.38	2.59[4]

31 Mar 01

31 Dec 00

Total assets	1,217bn	703bn3	1,087bn	663bn(5)
Shareholders’ equity	43.4bn	25.1bn3	44.8bn	27.3bn(5)

Invested Assets	2,438bn	1,409bn3	2,452bn	1,495bn(5)

NOTES:		CHF/USD
[1]	All figures adjusted for significant financial events
[2]	Based on average rate for first quarter 2001	1.68
[3]	Based on spot rate at 31 Mar 01	1.73
[4]	Based on 12 month average USD rate as at 31.12.00	1.69
[5]	Based on spot rate at 31 Dec 00	1.64

First Quarter

2001 Report.

UBS Group
Financial Highlights

UBS Group

Financial Highlights

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Income statement key figures
Operating income	10,067	9,300	9,357	8	8
Operating expenses	7,872	7,364	6,449	7	22
Operating profit before tax	2,195	1,936	2,908	13	(25)
Net profit	1,579	1,449	2,216	9	(29)
Net profit before goodwill [2]	1,907	1,715	2,364	11	(19)
Cost / income ratio (%) [1]	77.2	78.4	68.0
Cost / income ratio before goodwill (%) [1,2]	73.9	75.6	66.5

Per share data (CHF)
Basic earnings per share [3]	3.72	3.39	5.66	10	(34)
Basic earnings per share before goodwill [2,3]	4.49	4.02	6.04	12	(26)
Diluted earnings per share [3]	3.31	3.34	5.61	(1)	(41)
Diluted earnings per share before goodwill [2,3]	4.06	3.95	5.98	3	(32)

For the period	3M01	12M00	3M00

Return on shareholders’ equity (%)
Return on shareholders’ equity [4]	14.5	21.5	31.1
Return on shareholders’ equity before goodwill [2,4]	17.6	23.4	33.2

				% change from
CHF million, except where indicated
As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Balance sheet key figures
Total assets	1,216,852	1,087,552	980,916	12	24
Shareholders’ equity	43,380	44,833	29,322	(3)	48
Market capitalization	106,078	112,666	92,316	(6)	15

BIS capital ratios
Tier 1 (%)	10.2	11.7	11.0	(13)	(7)
Total BIS (%)	14.0	15.7	14.5	(11)	(3)
Risk-weighted assets	286,885	273,290	277,841	5	3

Invested assets (CHF billion)	2,438	2,452	1,766	(1)	38

Headcount (full time equivalents) [5]	71,080	71,076	48,157	0	48

Long-term ratings
Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa1	Aa1	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events 6

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Operating income	10,067	9,300	9,357	8	8
Operating expenses	7,872	7,124	6,449	10	22
Operating profit before tax	2,195	2,176	2,908	1	(25)
Net profit	1,579	1,634	2,216	(3)	(29)
Net profit before goodwill [2]	1,907	1,900	2,364	0	(19)

Cost / income ratio before goodwill(%) [1,2]	73.9	73.0	66.5
Basic earnings per share before goodwill(CHF) [2,3]	4.49	4.45	6.04	1	(26)
Diluted earnings per share before goodwill(CHF) [2,3]	4.06	4.38	5.98	(7)	(32)

	3M01	12M00	3M00

Return on shareholders’ equity before goodwill(%) [2,4]	17.6	24.3	33.2

1  Operating expenses/operating income before credit loss expense. 2 The amortization of goodwill and other intangible assets is excluded from the calculation. 3 For EPS calculation, see Note 8 to the Financial Statements. 4 Annualized Net profit/average shareholders’ equity excluding dividends. 5 The Group headcount does not include the Klinik Hirslanden AG headcount of 2,062, 1,839 and 1,853 for 31 March 2001, 31 December 2000 and 31 March 2000, respectively. 6 Details of Significant Financial Events can be found in the Group Review.

Fourth quarter 2000 figures include the impact of the acquisition of PaineWebber, which occurred on 3 November 2000. First quarter 2000 figures do not include PaineWebber.

FONT size="2">UBS Asset Management

Media release
UBS Group Financial Highlights
Results of the business groups
First Quarter 2001 Report.
UBS Group Financial Highlights
Shareholders’ Letter
Group Review
UBS Switzerland
<
UBS Warburg
Corporate Center
Financial Statements
UBS Group Income Statement
UBS Group Balance Sheet
UBS Group Statement of Changes in Equity
UBS Group Statement of Cash Flows
Notes to the Financial Statements
Information for Shareholders

Shareholders’ Letter	3

Group Review	5

UBS Switzerland	15

UBS Asset Management	22

UBS Warburg	26

Corporate Center	36

Financial Statements
UBS Group Income Statement	37
UBS Group Balance Sheet	38
UBS Group Statement of Changes in Equity	39
UBS Group Statement of Cash Flows	40

Notes to the Financial Statements	41

Information for Shareholders	48

Shareholders’ Letter

Shareholders’ Letter

Dear Shareholders,

In first quarter 2001, UBS achieved a net profit after tax of CHF 1,579 million, a decrease of 29% from first quarter 2000, and 3% compared to fourth quarter 2000, once adjusted for the one-off gains and restructuring costs in that quarter. The non-cash effects of the PaineWebber merger are a significant factor: excluding the jump in goodwill amortization, net profit declined 19% year-on-year.

   Despite the difficult US economic situation, weakening equity markets and the industry-wide slowdown in investment banking activity, our principal business units performed encouragingly this quarter, with resilient income and well-controlled costs. However, deteriorating asset quality has led to write-downs of investments in our private equity portfolio, resulting in a loss of CHF 282 million in UBS Capital. We expect UBS Capital to show a profit over the remainder of the year.

   Adjusted for significant financial events and pre-goodwill, the Group’s annualized return on equity was 17.6%, below the level of the exceptional first quarter of 2000, but within our target range of 15-20%. On the same basis, basic earnings per share decreased 26% to CHF 4.49 from CHF 6.04. Again adjusted for significant financial events, the pre-goodwill cost/income ratio rose to 73.9% from 66.5% in first quarter 2000, and 73.0% in fourth quarter 2000, reflecting the influence on the Group of the relatively high cost/income ratio typical of UBS PaineWebber’s business.

   Net new money for the Group was more than CHF 21 billion, by far the best quarterly result since the UBS/ SBC merger, and inflows were positive across all our private client businesses. UBS Asset Management’s net inflow of CHF 7.4 billion was also encouraging, reflecting its recently improved relative investment performance.

Business Group highlights

UBS Switzerland had a very strong performance this quarter. Private Banking’s results increased 14% from the previous quarter, whilst Private and Corporate Clients recorded its best ever quarterly results. Costs in both Private and Corporate Clients and Private Banking were lower than any quarter last year, reflecting the continued positive impact of the UBS/ SBC merger and our strategic projects portfolio.

   UBS Asset Management continued its return to successful relative investment performance. Brinson Partners and Phillips and Drew’s flagship funds performed very well over the year to 31 March, with Phillips and Drew’s balanced fund outperforming its peer group median by 15%, and Brinson Partners’ US Large/ Intermediate Composite outperforming its benchmark by 32%. The improvement in relative investment performance was reflected in net new money of CHF 7.4 billion, the first net quarterly inflow for UBS Asset Management since 1998.
   UBS Warburg’s Corporate and Institutional Clients business reported very strong results, up 40% from fourth quarter 2000, and down only 8% from the record results achieved in the exceptional markets of first quarter last year. Market volatility led to a good trading performance, with particularly strong revenues in Fixed income and Foreign exchange. Cost control continues to be a focus, and the cost/income ratio has been kept to the same level as first quarter 2000, reflecting the flexibility of our cost base.
   UBS Warburg’s Private Clients business unit, centered on UBS PaineWebber, was relatively unaffected by the continued downturn in US equity markets, with revenues running in line with fourth quarter.

Strategic initiatives

Looking back twelve months, there are two areas where we had significant challenges, and can now report progress. First, relative investment performance at UBS Asset Management has improved substantially, leading to encouraging trends in net new money. Second, UBS Warburg’s Corporate Finance business has expanded its capabilities and is showing much improved performance, with involvement in four of the seven largest merger and acquisition deals in the first quarter. The acquisition of PaineWebber has given us an outstanding hiring platform in the US which has allowed us to bring in some of the best talent on Wall Street.
   Our main emphasis remains on taking advantage of the opportunities we have as the world’s largest private bank. No other institu-

Shareholders’ Letter

tion is more focused on the wealth management business than us, and nobody else has the advantages of our strong brands, our client franchise, our range of products, our breadth of expertise and our global reach.
   Implementation of our new European Wealth Management strategy is well under way. Integrated management structures are in place for each region, the build up of client advisors is on track, and the projects to upgrade products, training, marketing and technology are on target. With the integration of PaineWebber into UBS now complete, we are continuing to work together to realize the benefits of our new partnership.
   One of the most significant developments this quarter was the introduction of the new UBS PaineWebber brand. We had not planned to change the PaineWebber brand so soon after the merger, but it was made possible by the extremely positive reception for the merger from PaineWebber staff and the smooth progress of integration. The decision to implement the new brand was supported by requests from UBS PaineWebber financial advisors, who wanted a way to emphasize to their clients the advantages in scope, scale and access to global resources brought by UBS PaineWebber’s new place in the UBS Group.

Outlook

We have produced a generally encouraging start to the year, against a background of deteriorating markets. Prospects for global economies continue to be uncertain, with conflicting indicators in the US in particular, although conditions in Switzerland continue to be healthy. At Group level, we do not see the potential for 2001 to outperform 2000, although we believe that our businesses are showing themselves to be more and more competitive and are well positioned to respond positively to improving market conditions.

15 May 2001

UBS AG

Marcel Ospel Chairman	Luqman Arnold President

Group Review
UBS Group

Group Review

UBS Group Performance against Targets

For the period	3M01	12M00	3M00

RoE (%) [1] as reported	14.5	21.5	31.1
before goodwill and adjusted for significant financial events [2]	17.6	24.3	33.2

For the quarter ended	31.3.01	31.12.00	31.3.00

Basic EPS (CHF) as reported	3.72	3.39	5.66
before goodwill and adjusted for significant financial events [2]	4.49	4.45	6.04

Cost / income ratio (%)
as reported	77.2	78.4	68.0
before goodwill and adjusted for significant financial events [2]	73.9	73.0	66.5

Invested Assets

				Net new
				money[3]
CHF billion	31.3.01	31.12.00	% change	1Q01

UBS Group	2,438	2,452	(1)

UBS Switzerland
Private and Corporate Clients	337	345	(2)	3
Private Banking	690	691	0	4

UBS Asset Management
Institutional funds	305	323	(6)	(3)
Mutual funds	332	319	4	11

UBS Warburg
Private Clients	773	773	0	7
UBS Capital	1	1	0

1  Annualized. 2 The amortization of goodwill and other intangible assets is excluded from the calculation. 3 Excludes interest and dividend income.

Group targets

UBS focuses on four key performance targets, designed to ensure that we deliver continually improving returns to our shareholders.

   Performance this quarter, reflects the sustained decline in equity markets and the influence of UBS PaineWebber’s cost structure.
   Before goodwill and adjusted for significant financial events:

–	Our annualized return on equity for the first three months of 2001 is 17.6%, within our target range of 15-20%, but lower than the 33.2% we achieved in first quarter 2000. This reflects both higher average equity in 2001 due to the share issuance for the PaineWebber merger, and the record returns in first quarter 2000.
–	Basic earnings per share fell 25.7%, from first quarter 2000 to CHF 4.49, a level 20% higher than for the same period in 1999.
–	The cost/income ratio, at 73.9% in first quarter 2001, was above the 66.5% achieved in first quarter last year, reflecting the effect of write-downs in our private equity portfolio and the step change in our cost structure from the introduction of UBS PaineWebber’s private client business. Cost/income ratios in US private client firms typically exceed 75%. Our dedication to cost control is demonstrated by the fact that total costs in Corporate and Institutional Clients, Private and Corporate Clients and Private Banking are all lower than the levels of first quarter 2000.

   Net new money in the private client units (Private Banking and Private Clients) was CHF 11 billion in the quarter, up from CHF 5 billion in fourth quarter 2000. This was a much improved result, especially in the face of declining markets and investor confidence in the US.

Group Review
UBS Group

Significant Financial Events

	Quarter ended

CHF million	31.3.01	31.12.00	31.3.00

Operating income as reported	10,067	9,300	9,357

Adjusted operating income	10,067	9,300	9,357

Operating expenses as reported	7,872	7,364	6,449
US Global Settlement Fund provision		50
PaineWebber integration costs		(290)

Adjusted operating expenses	7,872	7,124	6,449

Adjusted operating profit before tax and minority interests	2,195	2,176	2,908

Tax expense	548	442	666
Tax effect of significant financial events		55

Adjusted tax expense	548	497	666
Minority interests	(68)	(45)	(26)

Adjusted net profit	1,579	1,634	2,216

Significant financial events

There were no significant financial events in first quarter 2001 or first quarter 2000. Fourth quarter 2000 saw two significant financial events:

–	UBS’s previously established liability for the US Global Settlement regarding World War II related claims was offset by CHF 50 million pre-tax, as a result of contributions from Swiss industrial companies.

–	UBS recorded a CHF 290 million pre-tax restructuring charge relating to the integration of PaineWebber into UBS.

Implementation of IAS 39

Note 1 to the financial statements in our Financial Report 2000 gives a detailed description of the new accounting and disclosure requirements resulting from the implementation of the new accounting standard IAS 39: Recognition and Measurement of Financial Instruments. The principal effects on our accounts are outlined below.

Profit and loss impact

UBS’s strategy is to minimize the profit and loss volatility that can be caused by “non-qualifying” hedges. As a result, implementation of IAS 39 has not had any significant effects on UBS’s profit and loss account.

Other comprehensive income

For the first time this quarter we identify “Other comprehensive income” as a separate line within Shareholder’s equity.
   The opening balance of Other comprehensive income consists solely of gains or losses on currency translation, which were previously identified separately in Shareholders’ equity. We then apply one-off opening adjustments, as at 1 January 2001, resulting in a total credit of CHF 1,197 million net of taxes. These adjustments reflect the addition of two categories introduced as a result of the adoption of IAS 39:

–	An increase of CHF 1,577 million net of taxes due to unrealized mark-to-market gains on financial investments classified as available for sale — principally private equity investments, but including other financial investments held by Group treasury.
–	A decrease of CHF 380 million net of taxes due to unrealized mark-to-market losses on derivatives classified as cash flow hedges. These losses were previously recorded in the balance sheet as a part of Deferred losses.
   Net mark-to-market movements within these categories will now be recorded each quarter in the Statement of changes in equity.

Other balance sheet changes

We have reclassified certain balance sheet items; the most significant of these is the identification of Securities pledged as collateral as

Group Review
UBS Group

a separate line item. Of the CHF 132 billion recorded in this line CHF 84 billion would previously have been included in Trading portfolio assets and CHF 48 billion in Financial investments.

Results

Net profit of CHF 1,579 million was 29% lower than in first quarter 2000, our best quarter ever. Once adjusted for the jump in goodwill amortization due to the PaineWebber merger, net profit was only 19% lower, an encouraging performance in the light of difficult market conditions. Operating income was up 8% from first quarter 2000, with the addition of UBS PaineWebber pushing fee and commission income to over half the total, and resilient trading and interest income.

Net Interest Income and Net Trading Income

Net interest income fell 6% from first quarter last year, to CHF 1,958 million this quarter. Net trading income rose 3% compared to the same period, to CHF 3,060 million.
   As well as income from interest margin based activities (loans and deposits) Net interest income includes income earned as a result of trading activities (e.g. coupon and dividend income). This component is volatile quarter-on-quarter, depending on the composition of the trading portfolio.
   In order to provide better explanations of the movements in net interest income and net trading income, we have therefore produced a new analysis, which sums net interest income and net trading income, and then analyses the total according to the business activities which gave rise to the income, rather than by the type of income generated.
   Under this analysis Net income from interest margin products rose CHF 38 million from first quarter last year to CHF 1,390 million. This small change is principally due to the inclusion of UBS PaineWebber, partly offset by a slight reduction in the size of the UBS Switzerland loan book. Compared to fourth quarter, income from interest margin businesses was broadly stable, rising just CHF 5 million.
   Net income from trading activities was CHF 3,770 million, just CHF 18 million higher than first quarter last year. Equity trading revenues fell compared to first quarter last year, when exceptional market activity generated a record performance. Foreign exchange trading revenues were roughly equal to first quarter last year, reflecting increased client flow in Euro trading, offset by reduced volumes in equity related business for Private Banking clients. Fixed income trading revenues increased substantially compared to first quarter 2000, reflecting the inclusion of former PaineWebber businesses (including mortgage-backed securities) and strong performance in principal finance and investment grade credit, driven by good market conditions and cuts in US interest rates.
   Net income from treasury activities increased CHF 248 million from first quarter last year. Income from invested equity increased as average interest rates rose and the capital base expanded, reflecting the acquisition of PaineWebber and high retained earnings in 2000. In addition, a new approach to hedging non-CHF earnings has eliminated a source of volatility, leading to a reduction of expense of CHF 125 million, compared to first quarter 2000.

Group Review
UBS Group

Net Interest and Trading Income

	Quarter ended			% change from

CHF million	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Net interest income	1,958	1,973	2,089	(1)	(6)
Net trading income	3,060	1,916	2,978	60	3

Total net interest and trading income	5,018	3,889	5,067	29	(1)

Breakdown by business activity:

Net income from interest margin products	1,390	1,385	1,352	0	3
Net income from trading activities	3,770	2,524	3,752	49	0
Net income from treasury activities	331	339	83	(2)	299
Other[1]	(473)	(359)	(120)	(32)	(294)

Total net interest and trading income	5,018	3,889	5,067	29	(1)

1  Principally goodwill funding costs.

  Other net trading and interest income principally reflects the costs of goodwill funding. The change from first quarter 2000 is mainly due to goodwill funding costs arising from the acquisition of PaineWebber.
   Net fee and commission income rose 25% from first quarter 2000, with CHF 1,425 million of this income coming from UBS PaineWebber. Underlying performance was down compared to the very strong first quarter last year, with brokerage fees showing a marked decline from the outstanding performance achieved a year ago.
   Other income decreased 71% from first quarter 2000, to CHF 96 million, principally due to lower gains on sale of private equity investments, and write-downs in the private equity portfolio.
   Total operating expenses increased 22% from first quarter 2000, to CHF 7,872 million, as a result of the addition of UBS PaineWebber, which more than offset the fall in performance-related compensation compared with first quarter last year.
   Compared to first quarter 2000 Personnel expenses increased 751 million, or 17%, to CHF 5,273 million. However, excluding UBS PaineWebber, they would have fallen about 13%, reflecting the high levels of performance-related compensation in first quarter last year. Excluding the effect of UBS PaineWebber, the ratio of personnel costs to revenue remains at a similar level to first quarter last year.
   General and administrative expenses rose 31% over first quarter 2000, to CHF 1,877 million, but fell 10% compared to fourth quarter 2000. Excluding the impact of UBS PaineWebber they increased by just 1% from first quarter last year, reflecting successful efforts to control non-revenue driven costs.
   The 46% increase in Depreciation and amortization from CHF 496 million in first quarter 2000 to CHF 722 million in first quarter 2001, is due to CHF 154 million of goodwill amortization and CHF 56 million in depreciation of intangible assets resulting from the PaineWebber merger, and CHF 37 million in depreciation of PaineWebber property and equipment. UBS Group incurred a Tax expense of CHF 548 million for first quarter 2001, an effective tax rate of 25%.

PaineWebber merger-related costs

Amortization costs relating to the goodwill and intangible assets from the PaineWebber merger amounted to CHF 210 million in the first quarter 2001. Funding costs amounted to CHF 188 million. Personnel expenses this quarter include retention payments for key PaineWebber staff of USD 71 million (CHF 119 million).

UBS and SBC merger restructuring provision

CHF 97 million of the restructuring provision relating to the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation was used in first quarter 2001, leaving CHF 633 million still to be used. The main use of the provision was for severance costs in UBS Switzerland and premises costs in Corporate Center, incurred through lease breakage and write-off of tenant fit-out of redundant bank premises. UBS expects that the provision will be completely utilized by the end of 2001.

Group Review
UBS Group

Restructuring provision used

					Quarter ended

CHF million	Personnel	IT	Premises	Other	31.3.01	31.12.00	31.3.00

UBS Switzerland	29	6	2	0	37	90	39
UBS Asset Management	0	0	0	0	0	1	0
UBS Warburg	0	0	0	0	0	0	0
Corporate Center	3	0	38	19	60	336	79

Group total	32	6	40	19	97	427	118

Initial restructuring provision in 1997					7,000
Additional provision in 1999					300
Used in 1998					4,027
Used in 1999					1,844
Used in 2000					699
Used in 2001					97

Total used through 31.3.2001					6,667

Restructuring provision remaining at 31.3.2001					633

Actual credit loss expense/(recovery)

	Quarter ended			% change from

CHF million	31.3.01	31.12.00	31.3.00	4Q00	1Q00

UBS Switzerland	14	(152)	16		(13)
UBS Warburg	122	247	109	(51)	12

UBS Group	136	95	125	43	9

Credit risk

Aggregate Credit loss expenses during the first quarter 2001 were CHF 136 million, compared to CHF 125 million in the first quarter of 2000 and CHF 95 million in the fourth quarter 2000.

   Consistent with the pattern observed during the second half of 2000, UBS Warburg and UBS Switzerland experienced divergent trends in credit loss expense.

   The combined effects of our work-out efforts and the robust Swiss economy meant that for UBS Switzerland, new loan loss provisions of CHF 82 million were almost entirely offset by CHF 68 million in recoveries of previously established provisions.

   In contrast, UBS Warburg’s portfolio required additional net loan loss provisions of CHF 122 million, down from CHF 247 million in the last quarter of 2000 but up from CHF 109 million in the first quarter of 2000. Despite deteriorating economic trends, especially in the US, and mounting corporate defaults, the reduction in our international credit portfolio over recent years has positioned UBS Warburg well for the less positive outlook in the international credit markets.

Group Review
UBS Group

Allowances and Provisions for Credit Risk

			UBS Asset
	UBS Switzerland		Management		UBS Warburg		Corporate Center		UBS Group
CHF million
As of	31.3.01	31.12.00	31.3.01	31.12.00	31.3.01	31.12.00	31.3.01	31.12.00	31.3.01	31.12.00

Loans (gross)	186,786	185,271	421	561	98,034	98,459	122	225	285,363	284,516

Impaired loans[1]	12,749	14,301	0	0	4,795	4,167	26	26	17,570	18,494
Of which
Non-performing loans	8,050	8,323	0	0	2,174	2,103	26	26	10,250	10,452

Allowances for impaired loans	7,214	7,718	0	0	2,285	1,962	5	5	9,504	9,685
Of which
Allowances for non-performing loans	4,742	5,139	0	0	1,278	1,185	5	5	6,025	6,329

Total allowances for impaired and non-performing loans	7,214	7,718	0	0	2,285	1,962	5	5	9,504	9,685

Other allowances and provisions for credit and country risk	92	83	0	0	731	813	0	0	823	896

Total allowances and provisions	7,306	7,801	0	0	3,016	2,775	5	5	10,327	10,581

of which country allowances and provisions	509	498	0	0	717	794	0	0	1,226	1,292

Ratios
Impaired loans as a % of gross loans[1]	6.8	7.7			4.9	4.2	21.3	11.6	6.2	6.5

Non-performing loans as a % of gross loans	4.3	4.5			2.2	2.1	21.3	11.6	3.6	3.7

Allowances and provisions for credit loss as a % of gross loans	3.9	4.2			3.1	2.8	4.1	2.2	3.6	3.7

Allocated allowances as a % of impaired loans[1]	56.6	54.0			47.7	47.1	19.2	19.2	54.1	52.4

Allocated allowances as a % of non-performing loans	58.9	61.7			58.8	56.3	19.2	19.2	58.8	60.6

[1]	Includes non-performing loans. 31 December 2000 figures have been restated to account for the transfer of European private client businesses as well as certain country risk-related exposures and allowances from UBS Warburg to UBS Switzerland.
  UBS’s loan portfolio remained almost unchanged, increasing just 0.3% or CHF 847 million to CHF 285.4 billion at 31 March 2001. The development of non-performing loans followed the pattern experienced in the development of credit loss expenses. Total non-performing loans decreased by 2% or CHF 202 million to CHF 10,250 million. The increase of CHF 71 million in UBS Warburg, partly driven by adverse exchange rate movements, was more than offset by the decrease of CHF 273 million in UBS Switzerland. The non-performing loans to total loans ratio improved to 3.6% from 3.7% at 31 December 2000 and 4.5% as of 31 March 2000.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Corporate and Institutional Clients business unit of UBS Warburg. Market risk for UBS Warburg, as measured by 10-day 99% confidence level VaR, started the year at relatively low levels and increased over the course of the quarter, although average VaR is virtually unchanged from the previous quarter. Interest Rates and Equities remain the strongest risk drivers and utilization remains well within limits.
   The quality of the VaR model is continuously monitored by comparing actual revenues arising from closing positions with the 1-day VaR calculated on these positions, a process known as backtesting. The graph on page 9 shows daily trading revenues and 1-day VaR over the last 12 months. Revenues over this period were consistently within the range predicted by the VaR model. The 10-day VaR, which is the basis of the limits and exposures in the tables on page 9, is also shown in this graph for information.

Group Review
UBS Group

Value at Risk (10-day 99% confidence)

UBS Warburg

	3 months ending 30.3.01				3 months ending 29.12.00

CHF million	Min.	Max.	Average	30.3.01	Min.	Max.	Average		29.12.00

Risk type
Equities	143.2	180.9	155.6	180.9	144.7	197.6	172.9		146.5
Interest rates	136.6	198.9	167.4	193.9	117.9	202.3	156.9		132.8
Foreign exchange	10.1	60.0	27.4	30.1	10.3	41.3	22.0		31.6
Precious metals	2.2	7.6	5.2	6.6	2.1	21.4	5.9		5.3
Diversification effect	[2]	[2]	(138.0)	(161.0)	[2]	[2]	(136.4)		(129.1)

Total UBS Warburg	187.2	250.5	217.61	250.5	186.8	266.1	221.3	[1]	187.1

[1]	CHF 209 million at 30 March 2001 and CHF 216 million at 29 December 2000 relate to the Corporate and Institutional Clients business unit within UBS Warburg. [2] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Group Review
UBS Group

Value at Risk (10-day 99% confidence)

UBS Group

		3 months ending 30.3.01				3 months ending 29.12.00

CHF million	Limits	Min.	Max.	Average	30.3.01	Min.	Max.	Average	29.12.00

Business Groups
UBS Warburg	450	187.2	250.5	217.6	250.5	186.8	266.1	221.3	187.1
UBS Switzerland [2]	50	3.7	5.1	4.6	4.9	3.7	4.6	4.1	3.7
Corporate Center[2]	250	33.3	63.5	39.5	35.1	14.8	149.4	81.6	45.3
Reserves	100
Diversification effect		[1]	[1]	(39.3)	(30.9)	[1]	[1]	(79.5)	(46.6)

Total UBS Group	600	191.9	259.6	222.4	259.6	189.0	264.4	227.5	189.6

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect. 2 Includes interest rate exposures in the banking book of Group Treasury and the Private Label Banks.

  UBS also routinely assesses potential stress loss against a standard set of forward looking scenarios. Stress loss exposure, defined as the worst case result from these scenarios, started the year at very low levels but ended the quarter CHF 394 million higher at CHF 757 million, although average stress loss exposure of CHF 429 million was not significantly higher than the previous quarter.

Annual General Meeting

The Annual General Meeting gave its approval to the proposed senior management changes. Marcel Ospel and Luqman Arnold have taken over in their new functions as Chairman of the Board of Directors and President of the Group Executive Board, respectively.

   Sir Peter Davis, CEO of J. Sainsbury plc., Johannes Antonie de Gier, former Chairman and CEO of Warburg Dillon Read, and Lawrence Allen Weinbach, Chairman and CEO of Unisys Corporation, have been appointed to the Board of Directors, reflecting for the first time at Board level UBS’s international culture and global reach.

Changes to disclosure

Business unit structure

Along with the launch of our European wealth management initiative in February 2001, we have reorganised some of our reporting units.
   The e-services and International Private Clients business units which were previously part of UBS Warburg are no longer reported separately. The e-services initiative is no longer running as a stand-alone project, with its infrastructure now inherited by the European wealth management initiative within UBS Private Banking.
   The domestic European private client businesses previously reported as part of International Private Clients are now part of the Private Banking business unit, with separate Key performance indicators for the European wealth management initiative maintaining the transparency of this strategic development.
   UBS Warburg’s US, Australian and Japanese private client operations, including the UBS PaineWebber business, are now reported in a combined Private Clients business unit.
   Prior periods for the Private Banking and Private Clients units have been restated to reflect these changes. A separate supplement showing the effect of these restatements for 1999 and for each quarter in 2000 has been published separately, and is available on our Investor Relations website.
   UBS Asset Management is now reported as a single Business Group, with no split into business units. However we will continue to report separate revenues and Key performance indicators for the mutual funds and institutional businesses. In addition, UBS Asset Management now includes Brinson Advisors (formerly Mitchell Hutchins), whose results were previously reported in UBS Warburg’s US Private Clients business unit.

Group Review
UBS Group

New definition of client assets

In November last year, UBS launched a proposal for a new definition of client assets. Following a positive reception for this initiative, UBS is now introducing the definitions into its reporting. We now show two assets metrics, Client assets and Invested assets, replacing the Assets under management definition we previously used.

–	Client assets represents all client assets managed by or deposited with UBS.
–	Invested assets is more restricted and includes all client assets managed by or deposited with UBS for investment purposes.
   Invested assets is our central measure and excludes all assets held for purely transactional purposes. It includes, for example, managed institutional assets, mutual funds, discretionary and advisory private client portfolios, and private client securities or brokerage accounts,but excludes whole-sale custody-only assets, correspondent banking assets and transactional cash or current accounts.
   Net new money is measured in terms of flows of Invested assets, not Client assets.
   Other than for 31 December 2000, we have not restated prior year Assets under management figures in terms of the new definitions. Group Invested assets for 31 December 2000 were CHF 2,452 billion, CHF 17 billion lower than Assets under management at the same date.

Capital management

Share split and distribution by par value reduction

UBS will make a distribution to shareholders of CHF 1.60, in respect of the fourth quarter 2000, to be paid in the form of a reduction in the par value of its shares. The distribution will reduce the par value of the share to CHF 8.40. UBS will then split its share 3 for 1, resulting in a new par value of CHF 2.80 per share.
   The effect of these actions will be to lower the market price per share to a level more in line with that of our global peer group, via a tax efficient payment to our shareholders.
   Shareholder approval for these changes was given at our Annual General Meeting on 26 April 2001, and the legislation allowing Swiss companies to reduce the par value of their shares below CHF 10 became effective on 1 May 2001. The par value reduction will take place on 16 July 2001, for payment on 18 July 2001 to holders of record on 13 July 2001. The share split will also be implemented on 16 July 2001, with shares trading at their new par value of CHF 2.80 on that day.

Second-line buy-back program

Following approval at the Annual General Meeting, the 18,421,783 shares purchased in the 2000 second-line program will now be cancelled in July this year.

Group Review
UBS Group

   In the light of the Group’s continued strong capital generation, we launched a new second-line buy-back program on 5 March 2001 which will lead to cancellation of the repurchased shares.
   The program allows purchase of shares to a maximum value of CHF 5 billion, and can run until 5 March 2002. Shares repurchased under the program will be cancelled following approval by the Annual General Meeting in April 2002, and cannot be re-issued.
   At 31 March 2001 a total of 1,460,400 shares had been repurchased under this new program, at an average price of CHF 241.16.

BIS ratio

UBS remains one of the best capitalized banks in the world. The Group’s Tier 1 capital ratio fell during the quarter from 11.7% at 31 December 2000 to 10.2% at the end of March 2001, reflecting the effect of the second line buy-back program and a 5% increase in risk weighted assets.
   8.9% of the Tier 1 capital at 31 March 2001 was hybrid Tier 1 capital — Trust Preferred securities — representing 0.9% of the 10.2% total ratio.

Outstanding shares

International Accounting Standards require a company which holds its own shares for trading or non-trading purposes to include those shares in treasury shares and deduct them from shareholders’ equity. UBS’s holding of its own shares in Treasury increased from 18,421,783 shares or 4.1% of its outstanding capital at 31 December 2000, to 24,247,146 shares or 5.4% of its outstanding capital at 31 March 2001.
   This total included 18,421,783 shares purchased in the 2000 second-line program and 1,460,400 shares purchased in the 2001 second-line program.
   The remaining 4,364,963 shares include shares purchased for general treasury purposes, including employee share programs, and shares held by UBS Warburg. UBS Warburg acts as a market maker in both UBS shares and derivatives and may hold a significant number of UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in its trading approach for these positions can lead to fluctuations in the size of its direct shareholding of UBS shares, and it will sometimes maintain a short position.

UBS Shares and Market Capitalization

	Number of shares			% change from

As of	31.3.01	31.12.00	31.3.00	31.12.00	31.3.00

Total ordinary shares issued	445,045,411	444,379,729 [1]	431,093,218	0	3
less second trading line treasury shares	19,882,183	18,421,783	8,596,242	8	131

Net shares outstanding	425,163,228	425,957,946	422,496,976	0	1

Market capitalization (CHF million)	106,078	112,666	92,316	(6)	15

Second trading line treasury shares (2000 program)	18,421,783	18,421,783	8,596,242	0	114
Second trading line treasury shares (2001 program)	1,460,400
Other treasury shares	4,364,963		32,440,510		(87)

Total number of treasury shares	24,247,146	18,421,783	41,036,752	32	(41)

[1]	Excludes 9,481,596 of shares to be delivered against borrowed own equity contracts. At 31 March 2001, all borrowed own equity contracts had been settled.

Group Review
UBS Switzerland

UBS Switzerland

Business Group Reporting

	Quarter ended				% change from

CHF million, except where indicated	31.3.01	31.12.00		31.3.00	4Q00	1Q00

Income	3,494	3,556		3,793	(2)	(8)
Credit loss expense [1]	(185)	(178)		(232)	4	(20)

Total operating income	3,309	3,378		3,561	(2)	(7)

Personnel expenses	1,221	1,207		1,347	1	(9)
General and administrative expenses	625	778	[2]	602	(20)	4
Depreciation	133	188	[2]	134	(29)	(1)
Amortization of goodwill and other intangible assets	10	12		36	(17)	(72)

Total operating expenses	1,989	2,185		2,119	(9)	(6)

Business Group performance before tax	1,320	1,193		1,442	11	(8)

Business Group performance before tax and goodwill [3]	1,330	1,205		1,478	10	(10)

Additional information
Cost / income ratio (%) [4]	57	61		56
Cost / income ratio before goodwill (%) [3,4]	57	61		55

				% change from

As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Invested assets (CHF billion) [5]	1,027	1,036	1,155	(1)	(11)
Client assets (CHF billion)	1,499
Regulatory equity used (avg)	9,600	10,550	10,850	(9)	(12)
Headcount (full time equivalents)	29,770	30,025	31,106	(1)	(4)

1  In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the Business units (see Note 2). 2 The quarter ended 31 December 2000 General and administrative expenses and Depreciation have been adjusted for Significant Financial Events in respect of the PaineWebber integration costs by CHF 80 million and CHF 72 million respectively. 3 The amortization of goodwill and other intangible assets is excluded from this calculation. 4 Operating expenses / operating income before credit loss expense. 5 The first quarter 2000 figures are calculated using former definition of assets under management.

Group Review
UBS Switzerland

e-Channels & Products

Best online broker (again!)

In January, the BlueSky Ratings survey ranked UBS Switzerland as the best online broker in Switzerland, for the third time in a row. UBS Switzerland remains committed to extending and enhancing UBS e-banking, which forms a fully integrated part of its client-service strategy.

e-banking highlights

–	UBS e-banking contracts in Switzerland increased to 586,000 at the end of March, from 555,000 in December.
–	23% of all payment orders in Switzerland are now transacted via e-banking, up from 22%.
–	13.8% of all stock exchange transactions booked in Switzerland this quarter were routed through e-banking.
–	UBS Quotes received an average of 17.4 million page views per month during the first quarter, down from 20 million in fourth quarter 2000.

Continued enhancement of UBS Quotes

UBS Quotes, the industry-leading open-access financial information portal continues to evolve. New coverage includes four additional futures exchanges and the NEWEX stock exchange which lists Czech, Russian and Hungarian stocks, bringing the total number of financial instruments covered to over 500,000. New features include market overviews and links from stocks to related agency news items.

Group Review
UBS Switzerland

Private and Corporate Clients

Business Unit Reporting

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Income	1,847	1,856	1,915	0	(4)
Credit loss expense [1]	(177)	(172)	(225)	3	(21)

Total operating income	1,670	1,684	1,690	(1)	(1)

Personnel expenses	778	734	805	6	(3)
General and administrative expenses	240	308	260	(22)	(8)
Depreciation	112	130	107	(14)	5
Amortization of goodwill and other intangible assets	0	2	27	(100)	(100)

Total operating expenses	1,130	1,174	1,199	(4)	(6)

Business unit performance before tax	540	510	491	6	10

Business unit performance before tax and goodwill [2]	540	512	518	5	4

KPI’s
Invested assets (CHF billion) [3]	337	345	443	(2)	(24)
Net new money (CHF billion) [4]	3.2	(1.3)

Cost / income ratio (%) [5]	61	63	63
Cost / income ratio before goodwill (%) [2,5]	61	63	61

Non-performing loans / gross loans outstanding (%)	5.1	5.3	6.6
Impaired loans / gross loans outstanding (%)	8.1	9.1	10.8

Additional information
As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Client assets (CHF billion)	660
Regulatory equity used (avg)	7,650	8,550	8,850	(11)	(14)
Headcount (full time equivalents)	20,950	21,100	22,668	(1)	(8)

1  In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the Business units (see Note 2). 2 The amortization of goodwill and other intangible assets is excluded from this calculation. 3 The first quarter 2000 figures are calculated using former definition of assets under management. 4 Excludes dividend and interest income. Calculated using former definition of assets under management. 5 Operating expenses / operating income before credit loss expense.

Key performance indicators

The Private and Corporate Clients business unit shows a positive development in Net new money of CHF 3.2 billion during the quarter. Individual clients accounted for CHF 1.8 billion and Corporate Clients for CHF 1.4 billion, with all key segments showing increased inflows and reduced outflows.

   Invested assets at 31 December 2000 are CHF 95 billion less than the Assets under management number previously reported. This primarily reflects the exclusion of current accounts and transaction accounts, which are included in total Client assets.
   Invested assets decreased from CHF 345 billion at year-end, to CHF 337 billion at the end of the first quarter 2001, as a result of the global decline in stock markets.
   The non-performing loans to total loans ratio fell very slightly to 5.1%, while the ratio of impaired loans to total loans improved from 9.1% at the year-end to 8.1% at the end of March 2001, as a result of successful continued work-out of impaired loans.
   The pre-goodwill cost/income ratio this quarter, at 61%, has improved compared to 63% in fourth quarter, showing the effect of continually declining operating expenses.
   Net interest income increased slightly from the previous quarter. Lending volumes increased slightly, and volumes in mortgage lending stabilized. Lending margins remained under pressure following the rise in average

Group Review
UBS Switzerland

funding rates during 2000. Volumes in liability products decreased, as a slight increase in fixed-term deposits was outweighed by transfers from savings accounts to securities products such as investment funds, which recorded positive net new money.

Initiatives and achievements

Strategic project portfolio

The strategic project portfolio continues to achieve further cost and headcount reductions, with savings from logistics process optimization, the integration of operations centers and the centralization of our IT user support center.
   Customer service initiatives include the launch of centralized retail customer desks in Bern and Zurich. Telephone calls to branches’ general enquiry numbers are automatically routed to these desks, which deal with simple queries and pass more complex ones to customer advisors in the relevant branch. This frees client advisors to increase their focus on advice and building cross-selling opportunities, while improving customer service for routine operations. A further six such desks will be established across Switzerland during summer 2001.

Desktop 2000

In February we completed the replacement of all 35,000 personal computers used by employees working within UBS Switzerland and Corporate Center in Switzerland. The new standardized hardware and software will allow easier maintenance and better availability and stability of systems, saving several million francs per year in support costs.

Loan portfolio

The Private and Corporate Clients loan portfolio increased slightly from CHF 156 billion to CHF 157 billion in the first quarter, with the increase mainly in the private client portfolio. The recovery portfolio fell CHF 0.6 billion from CHF 15.4 billion to CHF 14.8 billion.
   Private and Corporate Clients concentrates its lending activities on quality counterparties, rather than chasing increased market share, and adjusts loan pricing to the risk profile of each credit. These policies, combined with the strength of the Swiss economy over the past year have led to improved credit quality and higher margins on UBS Switzerland’s lending portfolio, and hence a more effective use of capital.

Results

Net profit before tax increased by CHF 30 million, or 6%, compared to last quarter and reached a new record level of CHF 540 million. This excellent net profit figure is the result of significant efforts to develop a stable and resilient income stream, generated from a significantly reduced cost base.

Operating income

Operating income of CHF 1,670 million was 1% lower than fourth quarter 2000, and also 1% lower than first quarter last year. Compared to last quarter (which included non-recurring income related to the sale of Solothurner Bank AG), increases in interest and trading income were offset by reduced fee income due to lower stock market activity.

Operating expenses

Operating expenses of CHF 1,130 million were CHF 44 million or 4% lower than last quarter, and CHF 69 million, or 6% lower than first quarter last year, reflecting the ongoing cost control initiatives in this business unit. Costs stand at a lower level than any quarter last year. Compared to last quarter, personnel costs increased slightly, reflecting higher performance-related compensation accruals, while general and administrative expenses fell significantly as a result of lower IT related costs.

Headcount

Private and Corporate Clients’ headcount declined by a further 150 to 20,950 at the end of March 2001, as merger benefits and the success of the strategic projects portfolio continue to show. Since the beginning of last year, headcount in this business unit has been reduced by 13%.

Outlook

We remain determined to build on our track record of continually improving profitability. Assuming the Swiss economy maintains its current strength, we believe that we can continue to outperform 2000.

Group Review
UBS Switzerland

Private Banking

Business Unit Reporting

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Income	1,647	1,700	1,878	(3)	(12)
Credit loss expense[1]	(8)	(6)	(7)	33	14

Total operating income	1,639	1,694	1,871	(3)	(12)

Personnel expenses	443	473	542	(6)	(18)
General and administrative expenses	385	4702	342	(18)	13
Depreciation	21	582	27	(64)	(22)
Amortization of goodwill and other intangible assets	10	10	9	0	11

Total operating expenses	859	1,011	920	(15)	(7)

Business unit performance before tax	780	683	951	14	(18)

Business unit performance before tax and goodwill [3]	790	693	960	14	(18)

KPI’s
Invested assets (CHF billion) [4]	690	691	712	0	(3)

Net new money (CHF billion) [5]	3.9	0.2	3.1		26
Gross margin on invested assets (bps)	95	96	108	(1)	(12)

Cost / income ratio (%) [6]	52	59	49
Cost / income ratio before goodwill (%) [3,6]	52	59	49
Cost / income ratio before goodwill excluding the European Wealth Management Initiative (%) [3,6]	44	49	39

KPI’s for the European Wealth Management Initiative
Income	45

Invested assets (CHF billion) [4]	12
Net new money (CHF billion) [5]	0.8

Client advisors (full time equivalents)	205

				% change from
Additional information
As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Client assets (CHF billion)	839
Regulatory equity used (avg)	1,950	2,000	2,000	(3)	(3)
Headcount (full time equivalents)	8,820	8,925	8,438	(1)	5

1  In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the Business units (see Note 2). 2 The quarter ended 31 December 2000 General and administrative expenses and Depreciation have been adjusted for Significant Financial Events in respect of PaineWebber integration costs by CHF 80 million and CHF 72 million respectively. 3 The amortization of goodwill and other intangible assets is excluded from this calculation. 4 The first quarter 2000 figures are calculated using former definition of assets under management. 5 Excludes dividend and interest income. Calculated using former definition of assets under management. 6 Operating expenses / operating income before credit loss expense.

Key performance indicators

Invested assets at 31 December 2000 are CHF 3 billion lower than the Assets under management number published under UBS’s former definition.
   Invested assets were constant across the quarter at CHF 690 billion. The positive effect of the rise of the USD against the CHF was offset by continued declines in equity markets. Net new money improved considerably to CHF 3.9 billion, from CHF 0.2 billion in fourth quarter 2000.
   Gross margin, at 95 bps, remains stable, and the cost/income ratio fell from 59% in fourth quarter 2000 to 52%, reflecting a return to a more normal level after temporary cost increases last quarter.

European wealth management

These key performance indicators cover the domestic businesses in France, Spain, Germany, Italy and the UK.
   Revenues were CHF 45 million in first quarter 2001, with reduced transaction volumes

Group Review
UBS Switzerland

reflecting the influence of market declines on investor activity.
   Invested assets stood at CHF 12 billion at 31 March 2001, affected by the poor performance of equity markets during the quarter, more than offsetting net new money of CHF 0.8 billion.
   Client advisors increased by 43 from 162 at year end to 205 at the end of first quarter, demonstrating the success of our aggressive hiring program, aimed at growing the size of this business by up to 250 advisors each year.

Initiatives and achievements

Active Fund Supervision

In March 2001 the Active Advisory Team (AAT) officially launched a new service, Active Fund Supervision (AFS). This builds on the success of its existing services, Active Portfolio Advisory (APA) and Active Portfolio Supervision (APS), but is aimed at investors who wish to invest in selected UBS and third-party funds, rather than directly in equities.
   APA, APS and AFS offer comprehensive wealth management strategies tailored to meet clients’ investment goals and personal risk profiles and their desire to be actively involved in their own investment decision making. Different levels of client advice are available, each covered by a flat fee to offer transparent pricing and value for money. Pricing on the basis of the level of advice offered, rather than the number of transactions, reinforces the unbiased, trusted nature of our advisory relationships. APS and APA have attracted over CHF 15 billion of invested assets since their launch in late 1999.

READ

   UBS Private Banking launched a new Real Estate Advisory service (READ) in March 2001. This service aims to capitalize on the increasing importance of real estate as a component of clients’ investment portfolios, as for many it represents over half of total wealth. For example, the total market value of real estate in Switzerland alone is around CHF 2,500 billion (or more than twice the total market value of all the stocks in the Swiss Performance Index), providing plenty of investment opportunities, but also a corresponding need for advice.
   The idea behind READ is to provide independent, client-oriented real estate wealth planning within the overall context of each client’s financial planning and wealth management advice. READ deals with all real estate-related client requirements, from market intelligence to national and international brokerage, tax and legal structuring. It also offers a “no upfront fee” matchmaking service to bring together buyers and sellers. Its coverage extends to the developed real estate markets of Europe, North America and South East Asia, with access to private and securitized real estate investment vehicles.
   Our READ team has many years of combined experience in real estate financing, brokerage and investments. It operates in conjunction with both in-house and external specialists to optimize the resources and expertise available to our clients.

New trust products in Asia Pacific

In January we launched two new financial planning products in Asia: the “Education Trust” and a “Trust/Insurance” product.
   The Education Trust is a low-cost standardized solution for clients who wish to set aside resources to meet the ever-increasing costs of higher education, typically while a child or grandchild is still young. The client’s funds are invested in UBS asset allocation funds with UBS Trustees (Singapore) Ltd acting as trustee. The irrevocable nature of the trust is intended to ensure that the assets are secure for the purpose intended, regardless of unforeseen circumstances.
   The Trust/ Insurance product combines a UBS trust and a single premium life insurance policy. Through this offering, older clients, and clients in what may be regarded by many

Group Review
UBS Switzerland

insurance companies as higher-risk countries, are able to secure higher death benefits at a cost lower than they could otherwise obtain.

Results

Private Banking’s profits remain healthy despite the poor performance of markets, up 14% compared to fourth quarter 2000 at CHF 780 million, as costs fell sharply.

Operating income

Despite falling global equity markets and reducing trading volumes, operating income was resilient, down only 3% from fourth quarter, to CHF 1,639 million.

Operating expenses

Operating expenses fell 15% from fourth quarter to CHF 859 million, reflecting a return to normal levels following temporary increases in IT and marketing expenses last quarter. Personnel expenses also fell slightly reflecting lower performance related compensation. Costs in Private Banking stood at a lower level than any quarter last year.

Headcount

Headcount fell from 8,925 to 8,820, reflecting the continued effect of the realignment of the e-services initiative, and selective reductions in support staff.

Outlook

UBS Private Banking has produced a positive start to the year, with profitability underpinned by sustained gross margins, successful cost control and an improved asset gathering performance. Our intense focus on taking advantage of the opportunities we have as the world’s largest private bank provides a strong foundation for continued strong results in the rest of this year.

Group Review
UBS Asset Management

UBS Asset Management

Business Group Reporting

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Institutional fees	285	290	265	(2)	8
Mutual funds fees	234	198	217	18	8

Income	519	488	482	6	8
Credit loss expense	0	0	0

Total operating income	519	488	482	6	8

Personnel expenses	252	234	202	8	25
General and administrative expenses	139	138	96	1	45
Depreciation	11	15	10	(27)	10
Amortization of goodwill and other intangible assets	65	65	65	0	0

Total operating expenses	467	452	373	3	25

Business Group performance before tax	52	36	109	44	(52)

Business Group performance before tax and goodwill[1]	117	101	174	16	(33)

KPI’s
Cost / income ratio (%)[2]	90	93	77
Cost / income ratio before goodwill (%)[1,2]	77	79	64

Institutional
Invested assets (CHF billion)[3]	305	323	344	(6)	(11)
Net new money (CHF billion)[4]	(3.3)	(6.9)	(34.5)	(52)	(90)
Gross margin on invested assets (bps)[5]	36	38	30	(5)	20

Mutual funds
Invested assets (CHF billion)[3]	332	319	242	4	37
Net new money (CHF billion)[4]	10.7	2.2	0.8	386
Gross margin on invested assets (bps)[5]	29	34	37	(15)	(21)

				% change from
Additional information
As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Client assets (CHF billion)	637
Regulatory equity used (avg)	1,200	1,250	1,200	(4)	0
Headcount (full time equivalents)	3,030	2,860	2,620	6	16

1  The amortization of goodwill and other intangible assets is excluded from this calculation. 2 Operating expenses/operating income before credit loss expense. 3 The first quarter 2000 figures are calculated using former definition of assets under management. 4 Excludes dividend and interest income. 5 Revenues divided by average invested assets.

Reflecting its integrated structure, UBS Asset Management no longer reports two separate business units. However, invested assets, net new money and revenues are identified separately for the mutual funds and institutional businesses.

   Institutional assets include assets invested on behalf of pension plans or funds, insurance companies, corporations, governmental agencies and other separately managed or alternative investment products.
   Figures for first quarter 2001 include the results of Mitchell Hutchins, PaineWebber’s asset management business, which has now been transferred to UBS Asset Management, and renamed Brinson Advisors. Prior periods have not been restated, except for the invested assets figure for 31 December 2000, which includes CHF 120 billion of invested assets from Brinson Advisors.

Key performance indicators

During the first quarter, total invested assets decreased from CHF 642 billion to CHF 637 billion. Net new money of CHF 7.4 billion was more than offset by negative performance as a result of generally retreating equity markets.

   At 90%, the cost/income ratio was 3 percentage points lower than at year end, as the rate of expenditure on new business initiatives slowed.

Group Review
UBS Asset Management

Institutional

Institutional invested assets at 31 December 2000 include CHF 30 billion of invested assets from Brinson Advisors. Institutional invested assets declined from CHF 323 million at year end to CHF 305 million at 31 March 2001.
   Institutional invested assets were particularly influenced by the general decline in equity markets, only partly offset by the effect of positive currency movements, principally the rise of the USD against the CHF.
   The pace of net new money outflows continued to slow this quarter, totalling CHF 3.3 billion compared to CHF 6.9 billion last quarter. For the first time in several quarters we recorded net new money gains in our US institutional business.
   The gross margin in the first quarter was 36 bps, a slight decrease of 2 bps over fourth quarter 2000.

Mutual funds

Invested assets at 31 December 2000 include CHF 90 billion of invested assets from Brinson Advisors.
   Invested assets increased from CHF 319 billion at 31 December 2000 to CHF 332 billion at 31 March 2001. This was the result of net new money of CHF 10.7 billion and the positive movement of the USD against the CHF, partially offset by declining financial markets.
   Net new money inflows of CHF 10.7 billion during the first quarter reflected the increased appetite of US investors for money market investments, a particular strength of Brinson Advisors, and strong net new money flows in European-registered equity funds.
   The gross margin in the first quarter was 29 bps, a decrease of 5 bps over year end, principally due to the inclusion of Brinson Advisors’ lower-margin fund portfolio.

Investment capabilities and performance

Institutional

The strong relative performance of most of our major institutional strategies in 2000 has continued into 2001. As most equity markets performed poorly in the first quarter 2001, the broadly conservative positioning of equity and balanced portfolios produced a continuation in the trend of positive relative performance experienced in the last three quarters of 2000. A general strategic underweight in the technology, media, and telecommunications sectors also continued to help our relative performance.
   US and global equity strategies continued to outperform benchmarks. The US Equity Large/ Intermediate Composite, one of Brinson’s flagship portfolios, outperformed its benchmark by 32% over the past twelve months, and was ranked in the top 15% of competing funds. Growth-style strategies registered returns similar to their peers and their benchmarks in first quarter, and remain very strong over the one-year period.
   Relative performance of UK equity and balanced products also exceeded benchmark indices, as Phillips & Drew continued to build on its outstanding performance in 2000 to produce another strong result in the first quarter 2001. Its UK flagship exempt fund was the top performer amongst its peer group over one year and has now outperformed the industry average over 3, 5, 10 and 15 years.

Mutual funds

Over the last 12 months the performance of UBS investment funds, and particularly the strategy funds, has improved significantly. All the strategy funds outperformed the average of their peer groups over three and twelve months.

GAM awards

Global Asset Management’s range of specialist multi-manager and hedge funds was honored with various awards in recognition of outstanding investment performance in 2000. GAM was named the Specialist Unit Trust Group of the Year by the “What Investment?” Awards for Fund Management Excellence and was awarded first place in the Derivatives Fund category by the “Investment International” Awards for Offshore Fund Management Excellence. GAM won the Fund of Funds Award at the 2000 “Alternative Investment” Awards for the third year in a row, and GAM’s Star Europa Fund was ranked the Best European Fund available in Germany by Finanzen magazine.

Group Review
UBS Asset Management

Initiatives and achievements

Formation of Brinson Advisors

Brinson Advisors (formerly Mitchell Hutchins, the asset management arm of PaineWebber), is now managed as part of the UBS Asset Management Business Group. Brinson Advisors will continue to focus on delivering UBS Asset Management’s full range of investment products and services to wholesale intermediaries in the US, including UBS PaineWebber’s financial advisors, and will leverage the strength of the Brinson brand name in this marketplace. It will target fast-growing segments such as separate account wrap programs, trust banks and 401(k) plans.
   Brinson Advisors will retain its proven management team and the successful products developed with PaineWebber, notably quantitatively-driven investment products including enhanced indexing, short-term fixed income products and municipal securities funds.
   Combining Brinson Partners diversified institutional investment capabilities and its brand equity with Mitchell Hutchins’ experience in serving the needs of PaineWebber’s affluent investors and its expertise in quantitatively-driven investments, the Brinson businesses in the US can now offer products and services across every major asset class and investment style and across a variety of risk/ return profiles.

Strategic expansion in Asia

On 5 March 2001, UBS Asset Management and Korea Investment Trust Management Company (KITMC), one of the largest asset management firms in Korea, agreed to form a strategic business relationship covering most facets of asset management in the Korean market.
   UBS Asset Management will provide investment management, research, training and product development expertise, and will also work with KITMC to develop a Korea fund for distribution to international clients. The two businesses will also collaborate on marketing and distribution, with KITMC using its sales force to assist distribution of UBS Asset Management investment products in Korea.
   UBS Asset Management’s Asia-Pacific strategy recognizes the clear advantages of a significant domestic presence for the distribution of global products. UBS aims to establish strong domestic asset management business platforms in each of its target markets, as bases from which to introduce global institutional and mutual fund capabilities. Our local business platforms are structured to take advantage of strong local management, and to respect local market norms and sensitivities, while also utilizing the scale and depth of expertise that derive from being part of one of the world’s largest asset managers.
   Over the past year, we have built upon our well-established bases in Japan, Singapore, Australia and Hong Kong, and have successfully expanded our activities in both Taiwan and Korea.

funds@ubs

We continue to develop funds@ubs, our cooperation concept for non-financial distribution partners, backed by a web-enabled multichannel distribution platform. The program’s second partnership, with Automobilclub von Deutschland (AvD), a German motoring association, is being launched in May. Arrangements with additional European intermediaries are currently being finalized.
   funds@ubs is also focusing on developing distribution through corporations to their employees, with the longer-term aim of linking the employees’ investments to their pension provision, as legislation enabling defined contribution and personal pensions develops across Europe.

Cost efficiency review

UBS Asset Management has launched a cost efficiency review, which aims to constrain headcount growth, reduce discretionary spending and review non-strategic costs.
   UBS Asset Management’s improved investment performance is now being reflected in new money flows and the outlook for our business is increasingly promising. Despite this, the Business Group’s profitability has declined, due to earlier losses of institutional mandates and the cost of investments in new businesses and new distribution channels. We remain committed to continued investment in strategic initiatives, but at the same time we are determined to ensure that the cost base is optimally structured.

Group Review
UBS Asset Management

Results

UBS Asset Management’s pre-tax profit showed some recovery from the low levels of fourth quarter last year, increasing to CHF 52 million in first quarter 2001 from CHF 36 million in fourth quarter 2000, as the pace of new investment slowed.

Operating income

Operating income grew 6% compared to the previous quarter, to CHF 519 million, primarily as a result of the inclusion of Brinson Advisors.
   Institutional income in first quarter 2001 decreased to CHF 285 million from CHF 290 million last quarter, mostly as a result of mark-to-market losses on California utility bonds, somewhat offset by the inclusion of Brinson Advisors revenues.
   First quarter 2001 mutual fund revenue increased by CHF 36 million to CHF 234 million, principally due to the inclusion of Brinson Advisors mutual fund revenue.

Operating expenses

Operating expenses increased CHF 15 million from the previous quarter to CHF 467 million. Personnel costs increased during the quarter to CHF 252 million, primarily a result of the inclusion of Brinson Advisors, partially offset by lower incentive compensation. General and administrative expenses rose by CHF 1 million to CHF 139 million as additional expenses from the inclusion of Brinson Advisors outweighed a decline in spending on growth initiatives since the prior quarter.

Headcount

Headcount rose 170 or 6% during the first quarter to 3,030, almost entirely a result of the addition of Brinson Advisors.

Outlook

Despite intense competitive pressures and declining equity markets, we remain optimistic. Our focus on fundamental values resulted in strong relative investment performance during the quarter. Institutional client losses have subsided and we expect to see positive flows later this year. Given this progress, combined with our expanded range of investment styles, the launch of new products and the development of new initiatives such as the formation of Brinson Advisors, the outlook is considerably more favorable than in the recent past.

Group Review
UBS Warburg

UBS Warburg

Business Group Reporting

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Income[1]	6,038	5,067	5,224	19	16
Credit loss expense[2]	(39)	(83)	(75)	(53)	(48)

Total operating income	5,999	4,984	5,149	20	17

Personnel expenses[3]	3,721	2,764	2,839	35	31
General and administrative expenses[3]	1,092	1,122	680	(3)	61
Depreciation[3]	170	197	131	(14)	30
Amortization of goodwill and other intangible assets[1]	248	178	35	39	609

Total operating expenses	5,231	4,261	3,685	23	42

Business Group performance before tax	768	723	1,464	6	(48)

Business Group performance before tax and goodwill[4]	1,016	901	1,499	13	(32)

Additional information
Cost / income ratio (%)[5]	87	84	71
Cost / income ratio before goodwill (%)[4,5]	83	81	70

				% change from

As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Invested assets (CHF billion) [6]	774	774	26	0
Client assets (CHF billion)	949
Regulatory equity used (avg)	26,250	24,850	10,400	6	152
Headcount (full time equivalent)	37,251	37,205	13,505	0	176

1  Goodwill funding costs of CHF 188 million (4Q00: CHF 132 million) and amortization of CHF 210 million (4Q00: CHF 138 million) in respect of the PaineWebber acquisition are included in UBS Warburg results but are not reflected in any of its individual Business Units. 2 In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the Business units (see Note 2). 3 Figures have been adjusted for Significant Financial Events. 4Q00: Personnel expenses CHF 86 million, General and administrative expenses CHF 13 million, Depreciation CHF 7 million. 4 The amortization of goodwill and other intangible assets is excluded from this calculation. 5 Operating expenses/ operating income before credit loss expense. 6 Includes PaineWebber from the date of acquisition, 3 November 2000, and UBS Capital from 1 January 2001. The first quarter 2000 figures are calculated using former definition of assets under management.

Goodwill costs

UBS Warburg’s operating expenses include CHF 210 million of goodwill amortization and CHF 188 million of goodwill funding costs relating to the merger with PaineWebber which are recorded at the Business Group level, but are not allocated to the individual business units.

Group Review
UBS Warburg

Corporate and Institutional Clients

Business Unit Reporting

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Corporate Finance	493	849	526	(42)	(6)
Equities	2,544	2,047	3,184	24	(20)
Fixed income and foreign exchange	1,544	852	1,267	81	22
Non-core business	33	62	72	(47)	(54)

Income	4,614	3,810	5,049	21	(9)
Credit loss expense [1]	(35)	(82)	(74)	(57)	(53)

Total operating income	4,579	3,728	4,975	23	(8)

Personnel expenses [2,3]	2,389	1,729	2,761	38	(13)
General and administrative expenses [2]	695	851	608	(18)	14
Depreciation [2]	132	161	127	(18)	4
Amortization of goodwill and other intangible assets	38	39	34	(3)	12

Total operating expenses	3,254	2,780	3,530	17	(8)

Business unit performance before tax	1,325	948	1,445	40	(8)

Business unit performance before tax and goodwill [4]	1,363	987	1,479	38	(8)

KPI’s
Compensation ratio (%) [5]	52	45	55

Cost / income ratio (%) [6]	71	73	70
Cost / income ratio before goodwill (%) [4,6]	70	72	69

Non-performing loans / gross loans outstanding (%)	3.1	2.8	1.8
Impaired loans / gross loans outstanding (%)	6.8	5.6	5.1
Average VaR (10-day 99%)	209	216	259	(3)	(19)

League table rankings	31.3.01	31.12.00

Global Mergers and Acquisitions completed [7]
Rank	12	6
Market share (%)	5.6	16.7
International Equity New Issues [8]
Rank	2	7
Market share (%)	12.3	5.1
International Bonds [8]
Rank	7	5
Market share (%)	4.9	7.9
Eurobonds [8]
Rank	8	1
Market share (%)	4.7	8.8

				% change from
Additional Information
As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Client assets (CHF billion)	110
Regulatory equity used (avg)	9,850	10,000	9,650	(2)	2
Headcount (full time equivalents)	15,636	15,262	12,847	2	22

1  In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the Business units (see Note 2). 2 Figures have been adjusted for Significant Financial Events. 4Q00: Personnel expenses CHF 86 million, General and administrative expenses CHF 13 million and Depreciation CHF 7 million. 3 Includes retention payments in respect of the PaineWebber acquisition. 1Q01: CHF 13 million. 4Q00: CHF 11 million. 4 The amortization of goodwill and other intangible assets is excluded from this calculation. 5 Personnel expenses/ income before credit loss expense. 6 Operating expenses/ operating income before credit loss expense. 7 Source: Thomson Financial Securities data. 8 Source: Capital Data Bondware.

Group Review
UBS Warburg

Key performance indicators

Despite a difficult market environment this quarter, Corporate & Institutional Clients was able to deliver a pre-goodwill cost/ income ratio of 70%, only one point higher than first quarter 2000, and equal to the level for the full year 2000.

   UBS Warburg’s ratio of personnel cost to income was 52% in the first quarter of 2001, below first quarter 2000 and in line with the average rate for full year 2000, demonstrating our ability to match personal costs to a lower-revenue environment. UBS Warburg continues to invest in top quality professionals to help expand capabilities, selectively taking advantage of hiring opportunities presented by the current market environment and industry consolidation. We aim to compensate our employees at similar levels to our global competitors, and the compensation ratio remains consistent with peers.
   Market risk utilization, as measured by average Value at Risk, was broadly unchanged, decreasing from CHF 216 million in fourth quarter 2000 to CHF 209 million in the first quarter. It remains well within the assigned CHF 450 million limit.
   Corporate and Institutional Clients continues to manage its loan book closely. Total loans decreased by CHF 3,433 million from the end of fourth quarter 2000, to CHF 70,334 million at 31 March 2001, principally due to the reclassification of loans held pending syndication into trading assets, partly offset by the effect of the rise of the US dollar against the Swiss franc. The absolute value of non-performing loans increased by CHF 85 million causing the non-performing loans to total loans ratio to increase to 3.1% from 2.8% at the end of 2000. Impaired loans increased 16% to CHF 4,774 million over fourth quarter, principally reflecting difficult economic conditions in the US. As a result, the impaired loans to total loans ratio increased to 6.8% from 5.6% at the end of 2000.

League table rankings

Mergers & acquisitions

First quarter 2001 saw a dramatic reduction in the level of mergers and acquisitions globally and a shift in geographical mix, with most of the volume in Europe and not the US. UBS Warburg achieved very strong league table rankings for announced deals. On this basis, which is a leading indicator of future completed deals and revenues, UBS Warburg was ranked 4th globally with a market share of 18.7% and 2nd in Europe with a market share of 35.7%. On a completed basis, which is more closely tied to current quarter revenue streams and reflects prior periods’ deal flow, UBS Warburg was ranked 12th globally with a market share of 5.6% and 10th in Europe with 13.1% market share.
   UBS Warburg continued to provide top quality advice and execution services to its clients, and was involved in some notable transactions:

–	Adviser to the consortium making a recommended bid for De Beers Consolidated Mining – the second largest ever public to private transaction.
–	Sole financial advisor to Australian natural resources company BHP on its USD 28 billion merger with UK mining company Billiton – creating the second largest mining company in the world, and the largest M&A deal in Australian corporate history.
–	Although announced on 1 April, just too late to be included in first quarter’s league tables, UBS Warburg is also acting as sole financial adviser to Allianz on its acquisition of Dresdner Bank, further developing our strong relationship with Germany’s leading insurance company. UBS Warburg was the joint lead manager for Allianz’s EUR 2 billion exchangeable bond offering (known as MILES) in December 2000.

Equity underwriting

The first quarter has been profoundly difficult for the primary equity markets, although UBS Warburg played a leading role in the considerable volume of cross-border secondary offerings. In league table rankings for international new issues, UBS Warburg was placed 2nd with a market share of 12.3%.
   Highlights include the sale of shares in Lukoil in Russia, Vodafone in the UK, Tietoenator in Finland and Fuji TV in Japan, as well as “follow-on” offerings for eSpeed in the US, Westfield in Australia, Kaba in Switzerland, and CRH in Ireland. The pipeline of business is good, including high profile IPOs

Group Review
UBS Warburg

in Europe, although actual results will necessarily be subject to market conditions.

Fixed income underwriting

During first quarter, UBS Warburg was involved in a significant number of deals for issuing clients, including leading transactions such as:

–	Joint bookrunner for KfW, the German government agency, on its EUR 5 billion 10-year offering under the new e-Benchmark Programme, which UBS Warburg helped design.
–	Joint bookrunner on the only long-dated Sterling sovereign benchmark issue, for the Republic of Italy.
   This solid, broad-based performance did not translate into the league table rankings that we would normally expect to achieve. UBS Warburg was ranked 7th in All International Bonds and 8th in Eurobonds with market shares of 5.7% and 4.8% respectively. We are actively focused on improving these positions over the remainder of the year.

Initiatives and achievements

Leveraging PaineWebber’s strengths

Through the integration of the PaineWebber capital markets business, Corporate & Institutional Clients obtained a residential mortgage backed securities business which was ranked sixth for underwriting in the US in 2000. By leveraging the strengths of both UBS Warburg and PaineWebber, especially customer flows, turnover, specialist research and balance sheet resources, UBS Warburg was able to transform its ranking, obtaining a first place in the same product in the US in first quarter 2001.

Growth in Corporate finance

UBS Warburg aims to increase the proportion of its revenues that are earned from corporate rather than institutional clients. This represents a deliberate rebalancing, bringing origination strength more into line with the very strong research and distribution capabilities of UBS Warburg globally.
   During first quarter 2001, we continued to expand the resources we can target at corporate clients, hiring some of the best talent on Wall Street into key roles in target sectors. Expanding capabilities and client reach through an organic hiring program allows us to be focused and cost-effective, and to adapt our growth to reflect the market environment and changing opportunities. With improved merger and acquisition deal flow, enhanced sector capabilities and coverage across all major regions, UBS Warburg is well positioned to increase its corporate client market share.

Institutional equity franchise

UBS Warburg continued to receive recognition for its excellence in equity research and sales, with two notable awards in first quarter 2001:

–	Best Broker for Execution in the 2000 Reuters UK Larger Company Survey awarded for the fifth year running.
–	4th in the Institutional Investor European Research rankings for 2000.
   We also demonstrated progress in the US, reflecting the impact of PaineWebber and the success of our efforts over the last year to improve our US coverage. The Reuters US Larger Company Survey named UBS Warburg as the most improved securities firm on Wall Street in 2000. In this survey of 173 fund management groups and 542 of the largest corporations in the US, UBS Warburg was ranked 9th by institutional clients for its research and 7th by corporates. Institutional clients voted UBS Warburg the most improved broker in products and services for both US and global equities.

KeyAlliance

UBS Warburg has launched KeyAlliance, a new service which offers financial intermediaries in Europe access to global investment banking products for their private clients, supported by UBS Warburg’s top quality technology.
   The breadth of products available through KeyAlliance is unparalleled amongst its competition, with a comprehensive package of investment banking products, including access to equities on over 70 exchanges worldwide, risk management products, fixed income products, foreign exchange, funds, IPOs and global research.

e-commerce

Extending e-commerce capabilities for corporate and institutional clients is a key element

Group Review
UBS Warburg

of UBS Warburg’s strategy. During first quarter 2001:

–	DealKey, UBS Warburg’s primary equity e-commerce platform, launched a Japanese-language version which was used extensively in the secondary offering of shares in Fuji TV.
–	UBS Warburg was voted as having “best FX website” by Global Investor Magazine.
–	The Exchange Traded Derivatives business launched a new site which provides economic and technical analysis, strategy and real-time market moving news, information and flow data from the derivative markets.

Social involvement

UBS Warburg continues to demonstrate its commitment to the communities in which it operates.
   Examples of the ways that UBS Warburg gets involved include its response to January’s earthquake in Gujarat. UBS Warburg donated all commission from trading of Indian equity products on 1 February to charities involved in administering earthquake relief – The Red Cross, Care Today and the Indian Prime Minister’s relief fund. The initiative, supported by UBS Warburg offices globally including Hong Kong, Singapore, London, New York and Mumbai, raised in excess of USD 300,000.
   UBS Warburg also sponsors the Crisis Investment Race, where nine top UK fund management firms pit their expertise against each other, and the stock market, to raise money for Crisis, the UK charity for the homeless. UBS Warburg has provided an initial £50,000 for each fund manager to invest for maximum growth. After one year, the stake is returned, with any investment profits going to the charity.

Results

UBS Warburg’s Corporate and Institutional Clients business unit delivered a strong performance again this quarter in difficult market conditions. Pre-tax profit was CHF 1,325 million, only 8% below the record first quarter 2000 and up 40% over fourth quarter 2000.

Operating income

Corporate and Institutional Clients generated revenues of CHF 4,614 million in first quarter 2001, an increase of 21% over fourth quarter 2000 and a reduction of only 9% compared to first quarter 2000, showing resilience in tough markets.
   Equities revenues of CHF 2,544 million are 24% up from fourth quarter 2000, reflecting normal seasonal trends, but 20% down from the record-breaking first quarter 2000. General market conditions were difficult this quarter due to subdued primary markets activity, reduced liquidity and increased volatility. Despite this, increased client flow, especially in the US, helped the business area to raise commission income by 10% compared to first quarter 2001.
   The fixed income and foreign exchange businesses area reported revenues of CHF 1,544 million in first quarter 2001, 22% up on the same quarter last year and 81% up on fourth quarter 2000. These very strong results reflect an exceptionally strong quarter for investment grade markets, driven by cuts in US interest rates, and for principal finance, as a result of good market conditions and ongoing revenues from deals originated in 2000. In addition there was a full quarter’s contribution from former PaineWebber businesses (primarily commercial real estate and mortgage backed securities), which earned CHF 113 million during the quarter. Foreign exchange and cash & collateral trading revenues increased over first quarter 2001 reflecting increased client flow in Euro trading. This was offset by a decrease in revenue from government products and derivatives, which produced a very strong first quarter last year as pent-up demand was released following the millennium.
   Fourth quarter is traditionally the strongest in Corporate Finance, and this quarter’s revenues of CHF 493 million, represented a fall of 42% from the previous record quarter, with the seasonal trend exaggerated by a substantial decline in the level of market activity, primarily as a result of difficult equity markets. Performance relative to first quarter last year, which was just 6% higher than first quarter 2001, was encouraging given these adverse market conditions. UBS Warburg is committed to the careful expansion of its Corporate Finance business, and its pipeline of business going into the second quarter is promising, although actual results will necessarily be subject to market conditions.

Group Review
UBS Warburg

Operating expenses

Corporate and Institutional Clients continues to carefully manage its cost base, particularly in the light of the current market conditions. Total operating expenses were 8% lower than first quarter last year. Personnel expenses decreased 13% from the same quarter last year, to CHF 2,389 million, reflecting decreased performance-related compensation.
   General and administrative expenses increased 14% compared to the first quarter 2000, primarily as a result of the incremental costs of the PaineWebber capital markets business.

Cost management

In light of the current market environment, UBS Warburg has implemented a broad-based cost management program which positions us to react rapidly to changes in market and operating conditions, as well as helping develop a more flexible cost base. Both discretionary project spending and overall resource levels are being actively managed to reflect our assumptions about future business conditions.

Headcount

Corporate and Institutional Clients headcount rose 2% during the quarter, to 15,636, mainly due to selective strategic hiring in Corporate Finance, and the integration of 200 staff previously employed by our IT outsourcing partners.

Outlook

The volatility and generally downward trends in equity markets continue to be major influences on the outlook for the industry and for UBS Warburg. Although this creates an unsettled climate for investors, UBS Warburg’s focus on quality advice allows us to support our clients through challenging markets.

   Given that current market conditions for equities are not expected to improve significantly in the short-term, we would expect some under-performance versus 2000. However, currency volatility and increased activity in the fixed income markets will continue to provide opportunities for our foreign exchange, cash and collateral trading and credit fixed income businesses.

Group Review
UBS Warburg

UBS Capital

Business Unit Reporting

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Income	(246)	138	147
Credit loss expense	0	0	0

Total operating income	(246)	138	147

Personnel expenses	21	66	20	(68)	5
General and administrative expenses	15	16	11	(6)	36
Depreciation	0	0	1		(100)
Amortization of goodwill and other intangible assets	0	0	1		(100)

Total operating expenses	36	82	33	(56)	9

Business unit performance before tax	(282)	56	114

Business unit performance before tax and goodwill	(282)	56	115

KPI’s

Value creation (CHF billion)[1]	(0.4)	0.2

				% change from

As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Portfolio book value (CHF billion)	5.7	5.5	3.4	4	68

Additional information

Invested assets (CHF billion)[2]	1	1		0
Regulatory equity used (avg)	800	600	500	33	60
Headcount (full time equivalents)	134	129	107	4	25

1  31 December 2000 figure represents value creation over a six-month period.  2 The December 2000 figures correspond to the opening balance of the new definition of invested assets.

Key performance indicators

The book value of UBS Capital’s private equity investments has grown from CHF 5.5 billion at 31 December 2000 to CHF 5.7 billion at the 31 March 2001. New investments were made during the first quarter in all geographic regions across a variety of industry sectors.

   The portfolio review and valuation at 31 March 2001 resulted in a current fair value of CHF 6.8 billion, compared to CHF 6.9 billion at 31 December 2000. This equates to unrealized gains of approximately CHF 1.1 billion, compared to CHF 1.3 billion at year-end 2000. Value creation of CHF (0.4) billion was disappointing in view of the sustained success of recent years, with total value creation of CHF 1.6 billion since the start of 1998.

Results

UBS Capital recorded a loss of CHF 282 million this quarter. Gains on disposal of investments in the quarter were more than offset by substantial write-downs of investments across our portfolio, leading to negative revenue of CHF (246) million, compared to operating income of CHF 138 million in fourth quarter 2000.

   Personnel, general and administrative expense were CHF 36 million this quarter, a decrease from the previous quarter of CHF 46 million, or 56%, mainly driven by personnel expenses. Bonuses are accrued when an investment is successfully exited, so personnel expenses were sharply lower, in line with the reduced rate of divestment, as challenging market conditions have reduced the availability of exit options.

Outlook

We expect UBS Capital to show a profit over the remainder of the year.

Group Review
UBS Warburg

Private Clients

Business Unit Reporting

	Quarter ended			% change from

CHF million, except where indicated	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Income	1,858	1,251	28	49
Credit loss expense	(4)	(1)	(1)	300	300

Total operating income	1,854	1,250	27	48

Personnel expenses [2]	1,311	969	58	35
General and administrative expenses	382	255	61	50	526
Depreciation	38	36	3	6
Amortization of goodwill and other intangible assets	0	1	0	(100)

Total operating expenses	1,731	1,261	122	37

Business unit performance before tax	123	(11)	(95)

Business unit performance before tax and goodwill[3]	123	(10)	(95)

KPI’s
Invested assets (CHF billion)[4]	773	773	26	0

Net new money (CHF billion) [5]	6.8	4.9	3.0	39	127
Gross margin on invested assets (bps)	96	86	44	12	119

Cost / income ratio (%)[6]	93	101	436
Cost / income ratio before goodwill (%)[3,6]	93	101	436
Cost / income ratio before goodwill and retention payments (%)[3,6]	87		91

Recurring fees[7]	580	430		36
Financial advisors (full time equivalents)	8,891	8,871		0

				% change from
Additional Information
As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Client assets (CHF billion)	838
Regulatory equity used (avg)	1,950	2,750	250	(29)	680
Headcount (full time equivalents)	21,481	21,814	551	(2)

1  Private Clients results for fourth quarter 2000 include PaineWebber from the date of acquisition, 3 November 2000. 2 Includes retention payments in respect of the PaineWebber acquisition. 4Q00: CHF 117 million. 1Q01: CHF 106 million. 3 The amortization of goodwill and other intangible assets is excluded from this calculation. 4 The first quarter 2000 figures are calculated using former definition of assets under management. 5 Excludes interest and dividend income. 6 Operating expenses/operating income before credit loss expense. 7 Asset based and advisory revenues including fees from mutual funds, wrap fee products, insurance products and institutional asset management products.

The European businesses of the former International Private Clients unit have been transferred to UBS Switzerland’s Private Banking business unit, and the new Private Clients business unit now includes all of UBS Warburg’s private client businesses.

   Results for fourth quarter 2000 include the full quarter’s performance of the pre-existing UBS Warburg US, Japanese and Australian private clients businesses. However, the main contribution to the results is the performance of the private clients business of UBS PaineWebber, which was acquired on 3 November 2000. Fourth quarter 2000 results for Private Clients therefore contain only two months contribution from UBS PaineWebber, while first quarter 2001 results reflect a full quarter.
   With effect from the start of 2001 the Mitchell Hutchins business has been transferred to UBS Asset Management.

Key performance indicators

At the end of first quarter 2001, Private Clients had CHF 773 billion of Invested assets,

Group Review
UBS Warburg

unchanged from the year end, despite the decline in US equity markets.
The difference between total client assets and invested assets is mostly made up of assets held as part of clearing activities undertaken for third parties.
   Net new money for first quarter 2001 was CHF 6.8 billion, compared to CHF 4.9 billion in fourth quarter 2000. Adjusted for the shorter accounting period, daily net new money flows at UBS PaineWebber slowed down, reflecting the effect of the difficult US securities market conditions on investor sentiment.
   The Gross Margin on client assets of 96 bps has increased 10 points since the fourth quarter 2000, reflecting the transfer of Mitchell Hutchins’ lower-margin business to UBS Asset Management, and increased sales of higher margin structured products.
   The pre-goodwill cost/income ratio, of 93% is a significant reduction over the fourth quarter 2000 ratio of 101%, although both figures are affected by the inclusion of merger-related retention payments. Excluding these, the cost/income ratio stands at 87%, 4 percentage points below the adjusted level in fourth quarter 2000, showing the benefits of continued careful cost control.
   The increase in recurring fees is due to higher wrap fee income and higher performance fees from equity funds.
   At the end of March 2001, UBS PaineWebber had 8,891 financial advisors, only slightly up from year end reflecting the lack of significant expansion opportunities in the current market conditions.

Initiatives and achievements

UBS PaineWebber

During first quarter 2001, Private Clients launched its new US brand, UBS PaineWebber, supported by a major national advertising campaign, running in both print and television media.
   Introduction of the new brand so soon after the merger was made possible by the smooth progress of the PaineWebber integration. It followed requests from UBS PaineWebber financial advisors to help them market the benefits of integrating UBS and PaineWebber. The new name underscores UBS and PaineWebber’s complementary strengths and to reinforce the benefits of the merger to clients, financial advisors and other employees.
   The revised brand will also build on PaineWebber’s brand equity to establish UBS as part of a household name in the US.

BULS

Private Clients continues to bring the global capabilities of UBS Warburg to its US clients. Following the successful launch of several equity-linked products in fourth quarter 2000, Private Clients launched two separate transactions of a new product called BULS (Bullish Underlying Linked Security). This product demonstrates specific merger benefits – the combination of UBS PaineWebber’s distribution power with UBS War-burg’s credit-enhanced structured product expertise. BULS are medium-term securities issued by UBS which bear no interest and generate a repayment of cash at maturity, linked to the performance of a basket of stocks. The client’s original investment is partially protected on the downside while gains are capped on the upside.

Results

Operating income

Total Revenues for first quarter 2001 were CHF 1,854 billion, including CHF 580 million of recurring fee revenue. This represents an increase of 48% over fourth quarter 2000.
   Adjusting for an extra month’s revenue from UBS PaineWebber and the transfer of Mitchell Hutchins to UBS Asset Management, the daily revenue rate is up about 3% compared to fourth quarter 2000, with the normal post-Christmas seasonal increase considerably offset by the negative effect of the falling US equity markets on investor activity.

Operating expenses

Total personnel expenses were CHF 1,311 million, an increase of 35% over the previous quarter, reflecting a full quarter’s UBS PaineWebber costs, partly offset by the transfer of Mitchell Hutchins to UBS Asset Management and by the CHF 11 million reduction in retention payments to CHF 106 million.
   General and administrative expenses increased 50%, to CHF 382 million, again reflecting the inclusion of a full quarter’s costs

Group Review
UBS Warburg

for UBS PaineWebber, partly offset by the transfer of Mitchell Hutchins to UBS Asset Management.
   Given market conditions, Private Clients has revisited the levels of investment spending and has put in place a series of cost-control measures to ensure that expenses are closely managed in line with revenue streams.

Headcount

Headcount decreased slightly during the quarter to 21,481, from 21,814 at year end, partly as a result of the transfer of Brinson Advisers to UBS Asset Management.

Outlook

Results in coming quarters will depend on the development of the US economy and US equity markets, with continued poor equity performance affecting net new money and clients’ willingness to invest in equity and equity-related products.

   We are confident in our strategic focus on the core affluent, the market segment with the largest, fastest growing pool of investable assets and we will continue to take advantage of opportunities to leverage the content and product expertise of UBS Warburg to provide further benefits for our clients.

Group Review
Corporate Center

Corporate Center

Business Group Reporting

	Quarter ended				% change from

CHF million, except where indicated	31.3.01	31.12.00		31.3.00	4Q00	1Q00

Income	152	284		(17)	(46)
Credit loss recovery[2]	88	166		182	(47)	(52)

Total operating income	240	450		165	(47)	45

Personnel expenses	79	101	[1]	134	(22)	(41)
General and administrative expenses	21	7	[1]	53	200	(60)
Depreciation	80	107		73	(25)	10
Amortization of goodwill and other intangible assets	5	11		12	(55)	(58)

Total operating expenses	185	226		272	(18)	(32)

Business Group performance before tax	55	224		(107)	(75)

Business Group performance before tax and goodwill[3]	60	235		(95)	(74)

				% change from
Additional information
As of	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Regulatory equity used (avg)	7,950	8,450	10,800	(6)	(26)
Headcount (full time equivalents)	1,029	986	926	4	11

1  Figures have been adjusted for Significant Financial Events. 4Q00: Personnel expenses CHF 32 million, General and administrative expenses CHF 50 million. 2 In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IAS actual credit loss expenses are reported for all Business Groups. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS actual credit loss expenses recorded at Group level for financial reporting purposes is reported in the Corporate Center (see Note 2). 3 The amortization of goodwill and other intangible assets is excluded from this calculation.

Results discussion

Corporate Center recorded a pre-tax profit of CHF 55 million for first quarter 2001, versus a pre-tax loss of CHF 107 million for first quarter 2000.

   The credit loss recovery booked in Corporate Center represents the difference between the adjusted statistically calculated expected losses charged to the business units and the actual credit loss recognized in the Group financial accounts. UBS Group recorded a credit loss expense of CHF 136 million this quarter, however this continued to be lower than the amounts charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 88 million, compared to CHF 182 million in first quarter 2000.
   Operating income increased CHF 75 million, compared to first quarter 2000, with the decreased credit loss recovery more than offset by increased revenues, principally in Group Treasury.

UBS Group
Financial Statements

Financial Statements

UBS Group Income Statement

		Quarter ended			% change from

CHF million, except per share data	Note	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Operating income
Interest income	3	14,565	15,186	11,397	(4)	28
Interest expense	3	(12,607)	(13,213)	(9,308)	(5)	35

Net interest income		1,958	1,973	2,089	(1)	(6)
Credit loss expense		(136)	(95)	(125)	43	9

Net interest income after credit loss expense		1,822	1,878	1,964	(3)	(7)

Net fee and commission income	4	5,089	5,003	4,079	2	25
Net trading income	5	3,060	1,916	2,978	60	3
Other income	6	96	503	336	(81)	(71)

Total operating income		10,067	9,300	9,357	8	8

Operating expenses
Personnel	7	5,273	4,424	4,522	19	17
General and administrative	7	1,877	2,088	1,431	(10)	31
Depreciation and amortization	7	722	852	496	(15)	46

Total operating expenses		7,872	7,364	6,449	7	22

Operating profit before tax and minority interests		2,195	1,936	2,908	13	(25)

Tax expense		548	442	666	24	(18)

Net profit before minority interests		1,647	1,494	2,242	10	(27)

Minority interests		(68)	(45)	(26)	51	162

Net profit		1,579	1,449	2,216	9	(29)

Basic earnings per share (CHF)	8	3.72	3.39	5.66	10	(34)
Basic earnings per share before goodwill (CHF)[1]	8	4.49	4.02	6.04	12	(26)
Diluted earnings per share (CHF)	8	3.31	3.34	5.61	(1)	(41)
Diluted earnings per share before goodwill (CHF)[1]	8	4.06	3.95	5.98	3	(32)

1  The amortization of goodwill and other intangible assets is excluded from this calculation.

UBS Group
Financial Statements

UBS Group Balance Sheet

			% change from
CHF million	31.3.01[1]	31.12.00[2]	31.12.00

Assets
Cash and balances with central banks	2,952	2,979	(1)
Due from banks	29,849	29,147	2
Cash collateral on securities borrowed	179,773	177,857	1
Reverse repurchase agreements	250,159	193,801	29
Trading portfolio assets	264,054	256,140	3
Positive replacement values	44,661	57,875	(23)
Loans, net of allowance for credit losses	245,239	244,842	0
Financial investments	20,381	20,567	(1)
Securities pledged as collateral[3]	132,185	59,448	122
Accrued income and prepaid expenses	8,292	7,062	17
Investments in associates	679	880	(23)
Property and equipment	8,811	8,910	(1)
Goodwill and other intangible assets	20,314	19,537	4
Other assets	9,503	8,507	12

Total assets	1,216,852	1,087,552	12

Total subordinated assets	458	475	(4)

Liabilities
Due to banks	92,263	82,240	12
Cash collateral on securities lent	29,113	23,418	24
Repurchase agreements	365,960	295,513	24
Trading portfolio liabilities	99,367	82,632	20
Negative replacement values	58,956	75,923	(22)
Due to customers	331,729	310,679	7
Accrued expenses and deferred income	14,184	21,038	(33)
Debt issued	163,128	129,635	26
Other liabilities	15,767	18,756	(16)

Total liabilities	1,170,467	1,039,834	13

Minority interests	3,005	2,885	4

Shareholders’ equity
Share capital	4,451	4,444	0
Share premium account	18,224	20,885	(13)
Other comprehensive income	439	(687)
Retained earnings	25,709	24,191	6
Treasury shares	(5,443)	(4,000)	36

Total shareholders’ equity	43,380	44,833	(3)

Total liabilities, minority interests and shareholders’ equity	1,216,852	1,087,552	12

Total subordinated liabilities	15,152	14,508	4

1  The figures reflect the adoption of IAS 39 (see Note 1: Basis of Accounting). 2 Changes have been made to prior year to conform to the current presentation (see Note 1: Basis of Accounting). 3 Represents only securities owned by UBS which have been pledged pursuant to collateralized lending or borrowing arrangements which can be repledged by the counterparties.

UBS Group
Financial Statements

UBS Group Statement of Changes in Equity

CHF million
For the three-month period ended	31.3.01	31.3.00

Issued and paid up share capital
Balance at the beginning of the period	4,444	4,309
Issue of share capital	7	2

Balance at the end of the period[1]	4,451	4,311

Share premium
Balance at the beginning of the period	20,885	14,437
Premium on shares issued and warrants exercised	58	19
Net premium / (discount) on treasury share and own equity derivative activity	(217)	(327)
Settlement of own shares to be delivered	(2,502)

Balance at the end of the period	18,224	14,129

Other comprehensive income
Balance at the beginning of the period (Foreign currency translation)	(687)	(442)
Change in accounting policy 2	1,197

Movements during the period for:
– Foreign currency translation	(108)	(178)
– Net change in unrealized gains and losses on available for sale investments, net of taxes	(8)
– Net change in fair value of derivative instruments designated as cash flow hedges, net of taxes	45

Balance at the end of the period	439	(620)

Retained earnings
Balance at the beginning of the period	24,191	20,327
Change in accounting policy[2]	(61)
Balance at the beginning of the period (restated)	24,130	20,327
Net profit for the period	1,579	2,216
Dividends paid	0	(2,365)

Balance at the end of the period	25,709	20,178

Treasury shares, at cost
Balance at the beginning of the period	(4,000)	(8,023)
Acquisitions	(6,235)	(2,162)
Disposals	4,792	1,509

Balance at the end of the period	(5,443)	(8,676)

Total shareholders’ equity	43,380	29,322

[1]	Comprising 445,045,411 ordinary shares as of 31 March 2001, 431,093,218 ordinary shares as of 31 March 2000, at CHF 10 each, fully paid.
[2]	Opening adjustments have been made to reflect the adoption of IAS 39 (See Note 1: Basis of Accounting).

In addition to the Treasury shares, a maximum of 4,977,523 shares as of 31 March 2001 are issuable without further approval of shareholders against the exercise of options from former PaineWebber employee options plans. For this purpose the Annual General Meeting approved on 26 April 2001 a reduction in the issuable amount to 5,643,205 shares which was the number of shares required to settle the outstanding PaineWebber employee options at year end.

UBS Group
Financial Statements

UBS Group Statement of Cash Flows

CHF million
For the three-month period ended	31.3.01	31.3.00

Cash flow from / (used in) operating activities
Net profit	1,579	2,216

Adjustments to reconcile to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:
Depreciation and amortization	722	496
Provision for credit losses	136	125
Income from associates	(10)	(11)
Deferred tax expense	43	160
Net loss / (gain) from investing activities	172	(210)

Net (increase) / decrease in operating assets:
Net due from / to banks	10,781	9,124
Reverse repurchase agreements, cash collateral on securities borrowed	(58,274)	(79,388)
Trading portfolio including net replacement values and securities pledged as collateral	(68,906)	(13,372)
Loans due to / from customers	21,816	3,066
Accrued income, prepaid expenses and other assets	(1,160)	375

Net increase / (decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	76,142	38,035
Accrued expenses and other liabilities	(9,433)	6,443
Income taxes paid	(515)	(242)

Net cash flow from / (used in) operating activities	(26,907)	(33,183)

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(5)	(356)
Disposal of subsidiaries and associates	47	21
Purchase of property and equipment	(542)	(272)
Disposal of property and equipment	251	25
Net (investment) / divestment in financial investments	(796)	(1,883)

Net cash flow from / (used in) investing activities	(1,045)	(2,465)

Cash flow from / (used in) financing activities
Net money market paper issued	28,470	24,043
Net movements in treasury shares and treasury share contract activity	(4,104)	(961)
Capital issuance	7	2
Dividends paid	0	(2,365)
Issuance of long-term debt	3,725	3,978
Repayment of long-term debt	(2,026)	(7,960)
Repayment of minority interests	0	(20)

Net cash flow from / (used in) financing activities	26,072	16,717
Effects of exchange rate differences	302	(192)

Net increase / (decrease) in cash equivalents	(1,578)	(19,123)
Cash and cash equivalents, beginning of period	93,370	102,277

Cash and cash equivalents, end of period	91,792	83,154

Cash and cash equivalents comprise:
Cash and balances with central banks	2,952	3,569
Money market paper	63,443	54,602
Due from banks maturing in less than three months	25,397	24,983

Total	91,792	83,154

UBS Group Financial Statements
Notes to the Financial Statements

Notes to the
Financial Statements

Note 1 Basis of Accounting

The UBS AG (“UBS” or “the Group”) consolidated financial statements are prepared in accordance with International Accounting Standards (“IAS”). These interim financial statements are presented in accordance with IAS 34 “Interim Financial Statements”.

   On 3 November 2000, UBS completed its acquisition of Paine Webber Group, Inc. (“PaineWebber”). The transaction was accounted for using the purchase method of accounting, making PaineWebber a wholly owned subsidiary of UBS. The results of operations of PaineWebber are included in the consolidated results beginning on 3 November 2000, the date of acquisition.
   The segment reporting for 2001, as well as all prior periods presented, reflect the changes in business unit structure implemented during the first quarter 2001.
   At the Annual General Meeting of shareholders held on 18 April 2000, a two-for-one stock split was approved to be effective 8 May 2000. Accordingly, share and per share information have been adjusted to retroactively reflect the stock split. At the Annual General Meeting of shareholders held on 26 April 2001, a three-for-one stock split was approved to be effective on 16 July 2001. Since this stock split is not yet effective, it has not been reflected in any of the financial statements presented.
   In preparing the consolidated interim financial statements, the same accounting policies and methods of computation are followed as in the consolidated financial statements at 31 December 2000 and for the year then ended, with the exception of the following significant changes in accounting policies:

IAS 39  Financial instruments: Recognition and measurement

The Group adopted IAS 39 prospectively as of 1 January 2001. The Standard provides comprehensive guidance on accounting for financial instruments, as described in Note 1 to the financial statements in our Financial Report 2000.
   The Group decided to record unrealized gains and losses arising from changes in the fair value of available for sale financial assets disclosed as Financial investments directly in equity until such an asset is disposed of or until a financial asset is determined to be impaired.
   The Group’s derivative transactions relate mainly to trading activities. In addition, the Group also uses derivatives as part of its asset and liability management activities to manage exposures to interest rate risks and foreign currency risks. Interest rate risks are mainly managed by entering into interest rate swaps whereas foreign currency risks are mainly managed by entering into currency swaps and forwards. The Group applies hedge accounting, when it meets the specified criteria to obtain hedge accounting treatment according to IAS 39. When entering into hedge transactions, the Group strives for designing hedges in a way that no or only minimal ineffectiveness results, thus avoiding possible volatility in the income statement.
   As a result of the adoption of IAS 39, the following adjustments or changes in classification occurred:
   Other comprehensive income is a new component of Shareholders’ equity as of 1 January 2001. It includes unrealized gains and losses on available for sale financial investments and on derivatives designated as cash flow hedges as well as Foreign currency translation. The opening adjustment, net of taxes, as of 1 January 2001 to Other comprehensive income of total CHF 1,197 million consisted of unrealized gains and losses on financial assets recorded as available for sale of CHF 1,769 million (CHF 1,577 million net of taxes), and derivatives designated as cash flow hedges of CHF (506) million (CHF (380) million net of taxes).
   Financial investments were previously carried at the lower of cost or market value. Reductions of the carrying amount to market value and reversals of such reductions as well as gains and losses on disposal were included in Other income. As of 1 January 2001 financial investments are now classified as available for sale investments and carried at fair value. Changes in fair value are booked to Other

UBS Group Financial Statements
Notes to the Financial Statements

comprehensive income until these investments are disposed of. At the time an available for sale investment is determined to be impaired, the cumulative unrealized profit or loss previously recognized in Other comprehensive income is included in net profit or loss for the period.
   The opening adjustment as of 1 January 2001 to Retained earnings of total CHF 61 million consisted of CHF 19 million reflecting the impact of adopting hedge accounting rules and CHF 42 million reflecting the impact from fair valuing syndicated loans.
   Trading portfolio assets or Financial investments which are pledged under agreements permitting the transferee to repledge or resell such collateral are now disclosed separately as Securities pledged as collateral, reducing Trading portfolio assets or Financial investments by the same amount. As of 1 January 2001 Trading portfolio assets have been reduced by CHF 59,448 million in order to reclassify this amount to Securities pledged as collateral.
   Properties formerly bank-occupied or leased to third parties under an operating lease, which the Group has decided to dispose of, are defined as Properties held for resale. Properties which the Group received in satisfaction of a secured loan and which it does not hold for use in supply of services or for administrative purposes are defined as Foreclosed properties. Both kind of properties can no longer be classified as Financial investments. As of 1 January 2001 Properties held for resale in the amount of CHF 380 million and Foreclosed properties in the amount of CHF 604 million were reclassified from Financial investments to Other assets.

IAS 40  Investment property

In April 2000, the IASC issued IAS 40 Investment property, which has been adopted for the Group’s financial statements as of 1 January 2001. The Standard prescribes the accounting treatment and disclosure requirements for investment property, providing for a choice between a fair value and a cost model. The Group accounted already for its Investment properties on a cost basis and did not need to change its accounting method upon adoption of IAS 40. Investment properties are measured at cost less accumulated depreciation and any accumulated impairment losses. Investment property amounted to CHF 1,280 million as of 1 January 2001 and is reported within Property and equipment.

Money market paper and money market paper issued

In order to improve comparability with competitors Money market paper held for trading are now disclosed within Trading portfolio assets and Money market paper held as available for sale are now disclosed within Financial investments. Money market paper issued are disclosed within Debt issued. Interest income on Money market paper held as available for sale is disclosed as Interest and dividend income from financial investments, previously reported within Interest income other. These changes became effective as of 1 January 2001 and all prior periods presented have been reclassified.

   The reclassification of Money market paper in the amount of CHF 66,454 million as of 31 December 2000 resulted in an increase of Trading portfolio assets by CHF 62,292 million and Financial investments by CHF 4,162 million for the year ended 31 December 2000. Money market paper issued in the amount of CHF 74,780 million as of 31 December 2000 were reclassified to Debt issued.

UBS Group Financial Statements
Notes to the Financial Statements

Note 2   Reporting by Business Group

The Business Group results have been presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments have been reflected in the performance of each business. The basis of the reporting reflects the management of the business within the Group. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arms length. The segment reporting for 2001, as well as all prior periods presented, reflect the changes in business unit structure implemented during the first quarter 2001.

For the three months ended 31 March 2001

	UBS	UBS Asset	UBS	Corporate	UBS
CHF million	Switzerland	Management	Warburg	Center	Group

Income	3,494	519	6,038	152	10,203
Credit loss expense [1]	(185)	0	(39)	88	(136)

Total operating income	3,309	519	5,999	240	10,067

Personnel expenses	1,221	252	3,721	79	5,273
General and administrative expenses	625	139	1,092	21	1,877
Depreciation	133	11	170	80	394
Amortization of goodwill and other intangible assets	10	65	248	5	328

Total operating expenses	1,989	467	5,231	185	7,872

Business Group performance before tax	1,320	52	768	55	2,195
Tax expense					548

Net profit before minority interests					1,647
Minority interests					(68)

Net profit					1,579

1  In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 136 million for the three-month period ended 31 March 2001 is as follows: UBS Switzerland CHF 14 million, UBS Warburg CHF 122 million.

For the three months ended 31 March 2000

	UBS	UBS Asset	UBS	Corporate	UBS
CHF million	Switzerland	Management	Warburg	Center	Group

Income	3,793	482	5,224	(17)	9,482
Credit loss expense [1]	(232)	0	(75)	182	(125)

Total operating income	3,561	482	5,149	165	9,357

Personnel expenses	1,347	202	2,839	134	4,522
General and administrative expenses	602	96	680	53	1,431
Depreciation	134	10	131	73	348
Amortization of goodwill and other intangible assets	36	65	35	12	148

Total operating expenses	2,119	373	3,685	272	6,449

Business Group performance before tax	1,442	109	1,464	(107)	2,908
Tax expense					666

Net profit before minority interests					2,242
Minority interests					(26)

Net profit					2,216

1  In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 125 million for the three-month period ended 31 March 2000 is as follows: UBS Switzerland CHF 16 million, UBS Warburg CHF 109 million.

UBS Group Financial Statements
Notes to the Financial Statements

Note 3   Net Interest Income

	Quarter ended			% change from

CHF million	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Interest income
Interest earned on loans and advances[1]	4,982	5,684	4,481	(12)	11
Interest earned on securities borrowed and reverse repurchase agreements	5,214	5,673	4,090	(8)	27
Interest and dividend income from financial investments[2]	146	117	63	25	132
Interest and dividend income from trading portfolio	4,223	3,712	2,763	14	53

Total	14,565	15,186	11,397	(4)	28

Interest expense
Interest on amounts due to banks and customers	4,025	4,870	3,284	(17)	23
Interest on securities lent and repurchase agreements	4,198	4,675	3,069	(10)	37
Interest and dividend expense from trading portfolio	2,010	1,449	1,289	39	56
Interest on debt issued	2,374	2,219	1,666	7	42

Total	12,607	13,213	9,308	(5)	35

Net interest income	1,958	1,973	2,089	(1)	(6)

1  Includes interest income from finance leasing and other interest income. Previous periods have been restated accordingly. 2 Includes interest income from money market paper available for sale which was previously disclosed as other interest income. Previous periods have been restated accordingly.

Note 4   Net Fee and Commission Income

	Quarter ended			% change from

CHF million	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Credit-related fees and commissions	86	96	80	(10)	8

Security trading and investment activity fees
Underwriting fees	338	480	2191	(30)	54
Corporate finance fees	291	608	3171	(52)	(8)
Brokerage fees	1,907	1,552	1,722	23	11
Investment fund fees	1,041	820	702	27	48
Fiduciary fees	88	90	89	(2)	(1)
Custodian fees	332	364	353	(9)	(6)
Portfolio and other management and advisory fees	1,223	1,156	8221	6	49
Other	25	6	25	317	0

Total	5,245	5,076	4,249	3	23

Commission income from other services	259	235	203	10	28

Total fee and commission income	5,590	5,407	4,532	3	23

Fee and commission expense
Brokerage fees paid	309	258	316	20	(2)
Other	192	146	137	32	40

Total fee and commission expense	501	404	453	24	11

Net fee and commission income	5,089	5,003	4,079	2	25

1  For the first quarter 2000, corporate finance related advisory fees were included in Portfolio and other management and advisory fees. These fees are now reported in the new disclosure line Corporate finance fees together with merger and acquisition fees which were previously reported in Underwriting and corporate finance fees.

UBS Group Financial Statements
Notes to the Financial Statements

Note 5   Net Trading Income

	Quarter ended			% change from

CHF million	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Foreign exchange[1]	394	352	283	12	39
Fixed income	1,154	168	203	587	468
Equities	1,512	1,396	2,492	8	(39)

Net trading income	3,060	1,916	2,978	60	3

1  Includes other trading income such as banknotes, precious metals and commodities.

Note 6   Other Income

	Quarter ended			% change from

CHF million	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Gains / Losses from disposal of associates and subsidiaries Net gain from disposal of consolidated subsidiaries	2	57	0	(96)
Net gain from disposal of investments in associates	1	3	2	(67)	(50)

Total	3	60	2	(95)	50

Investments in financial assets available for sale Net gain from disposal of private equity investments	120	347	197	(65)	(39)
Net gain from disposal of other financial assets	23	65	7	(65)	229
Impairment charges in private equity investments and other financial assets	(336)	(256)	(20)	31

Total	(193)	156	184

Net income from investments in property	18	36	7	(50)	157

Equity income from investments in associates	10	(12)	11		(9)

Other[1]	258	263	132	(2)	95

Total other income	96	503	336	(81)	(71)

1  Includes income from properties held for resale.

UBS Group Financial Statements
Notes to the Financial Statements

Note 7   Operating Expenses

	Quarter ended			% change from

CHF million	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Personnel expenses
Salaries and bonuses	4,118	3,228	3,717	28	11
Contractors	185	206	169	(10)	9
Insurance and social contributions	285	252	265	13	8
Contribution to retirement benefit plans	137	112	120	22	14
Employee share plans	27	32	20	(16)	35
Other personnel expenses	521	594	231	(12)	126

Total	5,273	4,424	4,522	19	17

General and administrative expenses
Occupancy	325	294	231	11	41
Rent and maintenance of machines and equipment	158	164	120	(4)	32
Telecommunications and postage	311	288	194	8	60
Administration	200	227	183	(12)	9
Marketing and public relations	185	165	71	12	161
Travel and entertainment	183	220	137	(17)	34
Professional fees	154	241	123	(36)	25
IT and other outsourcing	321	389	306	(17)	5
Other	40	100	66	(60)	(39)

Total	1,877	2,088	1,431	(10)	31

Depreciation and amortization
Property and equipment	394	586	348	(33)	13
Goodwill and other intangible assets	328	266	148	23	122

Total	722	852	496	(15)	46

Total operating expenses	7,872	7,364	6,449	7	22

UBS Group Financial Statements
Notes to the Financial Statements

Note 8   Earnings per Share

	Quarter ended			% change from

CHF million	31.3.01	31.12.00	31.3.00	4Q00	1Q00

Basic earnings per share calculation
Net profit for the period (CHF million)	1,579	1,449	2,216	9	(29)
Net profit for the period before goodwill amortization (CHF million)[1]	1,907	1,715	2,364	11	(19)

Weighted average shares outstanding:
Registered ordinary shares	444,892,259	439,952,307	430,966,190	1	3
Own shares to be delivered	1,506,158	8,232,849	0	(82)
Treasury shares	(21,660,608)	(21,313,375)	(39,266,168)	2	(45)

Weighted average shares for basic earnings per share	424,737,809	426,871,781	391,700,022	0	8

Basic earnings per share (CHF)	3.72	3.39	5.66	10	(34)

Basic earnings per share before goodwill amortization (CHF)[1]	4.49	4.02	6.04	12	(26)

Diluted earnings per share calculation
Net profit for the period (CHF million)	1,4352	1,449	2,216	(1)	(35)
Net profit for the period before goodwill amortization (CHF million)[1]	1,7632	1,715	2,364	3	(25)
Weighted average shares for basic earnings per share	424,737,809	426,871,781	391,700,022	0	8
Potential dilutive ordinary shares resulting from outstanding options, warrants and convertible debt securities	9,073,801	7,215,838	3,598,418	26	152

Weighted average shares for diluted earnings per share	433,811,610	434,087,619	395,298,440	0	10

Diluted earnings per share (CHF)	3.31	3.34	5.61	(1)	(41)

Diluted earnings per share before goodwill amortization (CHF)[1]	4.06	3.95	5.98	3	(32)

1  The amortization of goodwill and other intangible assets is excluded from this calculation. 2 Net profit has been adjusted for the dilutive impact of own equity derivative activity.

Note 9   Significant Currency Translation Rates

    The following table shows the significant rates used to translate the financial statements of foreign entities into Swiss francs.

	Spot rate			Average rate
	As of			Year-to-date

	31.3.01	31.12.00	31.3.00	31.3.01	31.12.00	31.3.00

1 USD	1.73	1.64	1.66	1.68	1.69	1.64
1 EUR	1.52	1.52	1.59	1.53	1.56	1.60
1 GBP	2.47	2.44	2.65	2.43	2.57	2.63
100 JPY	1.39	1.43	1.58	1.41	1.57	1.54

Information for
Shareholders

Information for

Shareholders

UBS Registered Shares (Par Value CHF 10),

ISIN Number CH0010740741, CUSIP Number H8920G155

Ticker symbols

Stock exchange listings	Bloomberg	Reuters	Telekurs

SWX (Swiss exchange)	UBSN SW	UBSZn.S	UBSN, 004

NYSE (New York Stock Exchange)	UBS US	UBS.N	UBS, 65

Tokyo	8657 JP	UBS.T	N16631, 106

Financial calendar
Publication of second quarter 2001 results	Tuesday, 14 August 2001

Publication of third quarter 2001 results	Tuesday, 13 November 2001

Publication of fourth quarter 2001 results	February 2002

Publication of Annual Report 2001	March 2002

Annual General Meeting	Thursday, 18 April 2002

For information contact	Change of address
UBS AG Investor Relations G41B P.O. Box CH-8098 Zurich Phone +41-1-234 41 00 Fax +41-1-234 34 15 E-Mail SH-investorrelations@ubs.com www.ubs.com/investor-relations	UBS AG Shareholder Services GUMV P.O. Box CH-8098 Zurich Phone +41-1-235 62 02 Fax +41-1-235 31 54 E-Mail SH-shareholder-services@ubs.com

UBS has also produced an interactive version of this First Quarter 2001 Report. This can be viewed online in the First Quarter 2001 Results section of the UBS Investor Relations website.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy and the implementation of a new business model for UBS Capital, and other statements relating to our future business development and economic performance.
While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments and (7) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2000. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher: UBS AG, Stakeholder Reporting
Design and Production: UBS AG, Web Communications and Publications
Language: English; Copyright: UBS AG, Switzerland
SAP-R/3 80834E-0102

UBS AG

P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ ROBERT DINERSTEIN _______________________________________ Name: Robert Dinerstein

Title: Managing Director

By:	/s/ ROBERT MILLS _______________________________________ Name: Robert Mills

Title: Managing Director

Date: May 15, 2001